FORM 10-SB

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form For Registration of Securities
                            of Small Business Issuers
       Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934

                              Empire Minerals Corp.
                 (Name of Small Business Issuer in Its Charter)


          Delaware                                     22-3091075
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
 Incorporation or Organization)

410 Park Avenue, 15th Floor, New York, NY                                10022
(Address of Principal Executive Offices)                              (Zip Code)

                                 (212) 231-8171
                            Issuer's Telephone Number


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class           Name of Each Exchange on Which
         to be so Registered           Each Class is to be Registered

                  None


Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock $0.0001 Per Share Par Value

                                     PART I

     The Issuer, Empire Minerals Corp., a Delaware corporation "Company", is electing to furnish the information required in this PART I by supplying the information required by Items 6-12 of Model B of Form 1-A under Alternative 2 of Form 10-SB.

     The Company has a wholly-owned subsidiary, Empire Minerals Corp., a Nevada corporation ("Subsidiary"). When used herein the terms "we", "us" and/or "our" shall mean the Company, and/or the Subsidiary in the context in which they appear.

     This Registration Statement contains forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are not historical facts and constitute or rely upon projections, forecasts, assumptions or other forward-looking information. Generally these statements may be identified by the use of forward-looking words or phrases such as "believes", "expects", "anticipates", "intends", "plans", "estimates", "may", and "should". These statements are inherently subject to known and unknown risks, uncertainties and assumptions. Our future results could differ materially from those expected or anticipated in the forward-looking statements. Specific factors that might cause such differences include factors described and discussed in the Description of Business in Item 1 below.

Item 1   Description of Business.
------   -----------------------
(Item 6. of Model B of Form 1A)

General
-------

     The Company is engaged in the acquisition, exploration, development and operation of mineral and natural resource properties and prospects. Certain of these activities are conducted by the Subsidiary. The present activities are concentrated on mineral prospects and properties located in the People's Republic of China and in the Republic of Panama. The Subsidiary has entered into two joint venture agreements involving mineral properties and/or prospects located within China. These properties are primarily regarded as gold prospects or properties. The Company has entered into an agreement under which it may acquire a majority interest in a Panamanian corporation which holds a Mineral Concession from the Republic of Panama on a copper prospect. The proposed operations of the two Chinese Joint Ventures and the acquisition of/and operations on the Panamanian prospect will require our expenditure of materially more capital than is presently available to us. Our proposed operations include:

     o Supervising, and if necessary providing or procuring additional financing for, the operations of the two Chinese Joint Ventures;

     o Acquiring the majority interest in the Panamanian corporation holding the mineral concession and providing financing for and supervising its operations;

     o Exploring and evaluating additional mineral and natural resource acquisitions; and

     o    Seeking the necessary additional capital to finance activities.



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     o    The following subsections set out information on our history and present and proposed operations and certain of the risk factors associated with us and our securities.

History of the Company
----------------------

     The Company was formed as a Delaware corporation on January 4, 1996 under the name ObjectSoft Corporation. We were formed to acquire the business of a predecessor company, Object Soft Corporation, a New Jersey Corporation. This acquisition was completed in the form of a corporate business combination effective January 31, 1996. The acquired business involved the provision of retail Kiosks, which were internet-connected, advertising-interactive Kiosks. The Kiosks were public access terminals that offered terminals that offered information entertainment and the ability to execute financial transactions via a touch screen. This business was unsuccessful and in July of 2001, we filed a Bankruptcy Petition in the Bankruptcy Court for the District of New Jersey. In November of 2004, we exited the Bankruptcy case with no assets, one liability in the form of a convertible promissory note with a principal balance of $100,000.00 and outstanding stock of 195 shares of common stock. We then operated as a shell corporation seeking a new business opportunity either through a corporate business combination or an acquisition of assets.

     In September of 2005, we were a party to a business combination in which we acquired the ownership of a New Jersey corporation holding licenses, patents and developments to certain photovoltaic processes. In this transaction, the Company issued 99,455 shares of our common stock. The Company also agreed to issue additional shares of common stock and stock options, if certain economic milestones were met by December 31, 2006. These economic milestones were not met. In 2006, we abandoned our efforts to develop the involved processes.

     During the period from June 17, 2005 to the date of this Registration Statement, the Company effected three reverse stock splits of the outstanding common stock by amending its Certificate of Incorporation. On June 17, 2005, each outstanding 100 shares was reversed into one share. On August 11, 2006, each 20 outstanding shares were reversed into one share. On January 22, 2007, each 20 outstanding shares were reversed into one share. In all three reverse splits, all fractional shares due to be issued were rounded up to the next full share. Unless otherwise indicated, all references to a number of shares of the Company's common stock have been adjusted to give effect to the applicable stock splits.

     On February 20, 2007 we completed a business combination in which we acquired all of the outstanding stock of the Subsidiary in exchange for shares of our common stock. The combination was structured as a three-party merger in which:

     o    The Company acquired all of the outstanding stock of the Subsidiary;

     o A Nevada corporation named Xacord Acquisitions Sub Corp. and wholly owned by the Company was merged into the Subsidiary;



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



     o The outstanding shares of the common stock of the Subsidiary as of the Effective Time of the merger were converted into shares of the common stock of the Company on a share for share basis with a total of 26,504,000 shares of the Company's stock issued in this conversion;

     o The Company assumed four warrants issued by the Subsidiary to purchase up to a total of 4,050,000 shares of the Company's Common Stock at $0.10 per share during a three year term. One of the warrants to purchase up to 500,000 shares was earned when the Company obtained a specified amount of capital. One warrant to purchase 50,000 shares was exercised on March 2, 2007. The remaining three warrants to purchase up to 4,000,000 shares were canceled on June 1, 2007.

     o The Company assumed a contingent obligation of the Subsidiary to issue warrants to purchase up to 500,000 shares of the Company's Common Stock at $0.50 per share during a five-year term from issuance, if the Company obtains specified amounts of additional capital; and

     o The Company acquired the rights of the Subsidiary under a Letter of Intent to enter into the agreements relating to the acquisition of the majority interest in the Panamanian corporation holding the concession to the copper prospect.

Present and Proposed Operations
-------------------------------

     In 2006, the Subsidiary entered into a joint venture arrangement with Zhaoyuan Dongxing Gold Minerals Co., Ltd., a Chinese legal entity formed under the laws of the People's Republic of China ("Dongxing"). Under this arrangement, and after receiving the necessary business license in December of 2006, Dongxing and the Subsidiary formed a Chinese entity for the venture under the China Company Law. The entity is named Zhaoyuan Empire Gold Co., Ltd. ("Zhaoyuan Co."). The material terms of the arrangements of this joint venture and the material related events to date of this Registration Statement are:

     o The formation of Zhaoyuan Co., in which the Subsidiary and Dongxing each have 50% equity interest;

     o Dongxing contribute to Zhaoyuan Co. three Mining Licenses granted by the Shandong Land and Resources Administration Bureau on mineral properties located in the Shandong Province of China, along with certain mining equipment and instruments;

     o    The Subsidiary has contributed $500,000.00 (USD) to Zhaoyuan Co.;

     o The Subsidiary has the right to appoint three of the five directors of Zhaoyuan Co. including the Chief Director and to appoint the General Manager and Chief Financial Officer and Dongxing has the right to appoint the other two directors;

     o The joint venture has a term of 15 years commencing in December of 2006;



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


     o The Subsidiary has the right and option to contribute an additional $500,000.00 (USD) to the equity capital of Zhaoyuan Co. as the mining activities progress, in which case the Subsidiary's equity interest in Zhaoyuan Co. would increase to 70% and Dongxing's equity interest would decrease to 30%;

     o If the Subsidiary has invested a total of $1,000,000 in Zhaoyuan Co. and either Dongxing or the Subsidiary invest any additional capital in Zhaoyuan, the investment would be in the form of non-interest bearing contributed capital which the investing party would have the right to recover from Zhaoyuan Co.'s tax free profit before any sharing of profit would be allocated to the Subsidiary or Dongxing;

     o The arrangement defines an area of mutual interest including all potential mineral properties in Zhaoyuan City in the Shandong Province other than the three properties contributed to Zhaoyuan Co. by Dongxing and a specific property therein on which an independent third party presently holds an Exploration License; and

     o The Subsidiary has the final control over the selection of personnel and operations, provided that Dongxing has a preferential right to provide exploration services to Zhaoyuan Co. to the extent it can do so at comparable market rates.

     Following its formation as the joint venture company in December of 2006, Zhaoyuan Co. has initiated a program for the renovation, exploration and development of the Dongxing mine. The previous operations on this property involved mining production down to the 150 meter level. Our completed renovation program included:

     o General clean-up of the property, de-watering the mine and installation of underground electric and air systems;

     o Renovation and upgrading of the concentration mill located on the property;

     o    Expansion of mine cross drifts at the 150 meter level; and

     o Completion of safety upgrades to the property followed by the acquisition of safety approvals from local authorities.

     Zhaoyuan Co. has initiated its 2007 exploration and development program in the property, which includes approximately 2,200 meters of mineral drilling, analysis of satellite data and geological work on structural delineation of mineral zones. This program is designed to determine additional zones for mining and production potential at both the present 150 meter level and at additional levels down to 300 meters. As of the date of this Registration Statement, approximately 150 meters of new extensions at the 150 meter level have been tunneled and two new mineralized areas have been discovered.

     The concentration mill has a capacity of 60 tons a day. It consists of a jaw crusher, conveyor systems, a ball mill and a flotation cell system. The mill




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



produces a gold and silver concentrate. Any concentrate produced would be sent to the refinery located in the area. This refinery presently custom-processes such concentrates and retains the silver recovered from the concentrate as payment for the refining fee. We have renovated the mill facilities and achieved successful concentrate results in test mill runs.

     If the results of the exploration and development program produce sufficient ore reserves, it is our goal to expand the present workings and open up new workings down to the 300 meter level and initiate production in the property.


     On November 21, 2006, the Subsidiary entered into a Joint Venture Contract with the Tianjin Institute of Geology, and Mineral Resources, a Chinese legal entity ("Institute") for the formation and operation of a mining joint venture in the form of a Chinese limited liability company to be named Empire (Tianjin) Resources Co., Ltd. ("Tianjin Empire"). Tianjin Empire is to be formed to conduct mineral exploration, development, and, if warranted, mining operations in the Inner Mongolia Autonomous Region of Tianjin Province in the People's Republic of China ("Cooperation Area"). The material terms of this contract and the related material events to the date of this Registration Statement are:

     o The execution of the contract on November 21, 2006 followed by the application for the required business license for Tianjin Empire for its formation and operation which license was granted in April of 2007;

     o The Institute will contribute capital to Tianjin Empire in the amount of Renminbi (the main currency used in China) totaling approximately $300,000.00 with the equivalent of $150,000.00 contributed by three months from the issuance of the business license and the equivalent of an additional $150,000.00 within one year from the issuance of the business license. The Institute's Capital Contribution may be made in the form of the transfer to Tianjin Empire of mineral resources exploration licenses on properties located in the Corporation area. Any property transfers will be made and the transferred properties valued for capital contribution purposes as agreed by the Institute and the Subsidiary;

     o The Institute will contribute to Tianjin Empire the mineral information and data held by Licenses on properties located in the Cooperation Area along with the mineral data had by it on that region;

     o The Subsidiary shall contribute $700,000.00 (USD) to Tianjin Empire as follows: (i) $350,000.00 within three months of issuance of the business license; and (ii) $350,000.00 within one year of the issuance of the business license;

     o The Subsidiary shall own 70% of Tianjin Empire and the Institute shall own 30%; subject to adjustment so that the respective ownership interests will be equal to the capital contributions of the parties;




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


     o Any additional increase in the capital of Tianjin Empire shall be under terms decided by its Board of Directors subject to a first right of refusal by the party agreeing to contribute to a proposed capital increase contribution share not made by the non-contributing party and ownership interests of the parties shall be adjusted to reflect the actual ratio of capital contributions of the parties;

     o The Institute shall have a preferential right to provide exploration services to Tianjin Empire at a fair market price;

     o The Subsidiary and the Institute shall each have a pre-emptive right of first refusal to purchase all or any part of the other's interest in Tianjin Empire except for transfer of an interest to an affiliate of the transferor;

     o Tianjin Empire shall have a five member Board of Directors with the Subsidiary having the right to appoint three members, including the Chairman, and the Institute having the right to appoint two members, including the Vice-Chairman;

     o Certain activities of Tianjin Empire's Board of Directors require unanimous assent of the directors, including: (i) amendment to its Articles of Association; (ii) increase or reduction of its registered capital; (iii) its dissolution; (iv) mortgage or pledge of its assets; or (iv) merger, division or change of form of organization of Tianjin Empire;

     o Subject to approval of the Board of Directors, the Subsidiary shall nominate Tianjin Empire's General Manager and Chief Financial Officer and the Institute shall nominate its Deputy General Manager;

     o The contract sets out provisions and guidelines for the operations of Tianjin Empire; and

     o The duration of Tianjin Empire shall be for a term of 30 years from the granting of its original business licenses.

     Tianjin Empire received its business license in April of 2007. It is working with geologists to develop NO-43-101 reports on the properties to be contributed to it by the Institute. Tianjin Empire is developing exploration programs for the four properties to be received from the Institute to commence in June of 2007.

     The present proposed exploration budgets frm these properties are:

         Rich Hill                                   $500,000.00
         Hero Hill                                   $280,000.00
         White Lake                                  $272,000.00
         Celestial Hill                              $ 65,000.00

The exploration programs will all include geophysical work, mapping and mineral sampling. The work on the Rich Hill property will include a drilling program.




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



     On March 27, 2006, the Subsidiary entered into an agreement with Universal Gold Corp., a New York corporation ("Universal") which is related to the Tianjin Empire joint venture. Under this agreement, the Subsidiary purchased from Universal certain business relationships, due diligence, know-how and research and development in process, and all related relevant and technical information whether tangible or intangible, including without limitation any data, designs, calculations, computer source codes (human readable format), specifications, test and installation, instructions, service and maintenance notes, technical, operating and service and maintenance manuals, user documentation, training materials, and other data, information, know-how and all goodwill associated therewith, in each case which are in the possession of, owned by, developed and/or licensed to Universal which relate to, and are necessary or desirable to enhance, develop, manufacture, assemble, service, maintain, install, operate, use or test and/or explore, mine and/or produce precious metals/minerals, not limited to gold, in China. The Subsidiary paid Universal $350,000.00 under the agreement. The total amount of the agreement of $350,000 was expensed when paid during the year ended December 31, 2006 as research and deevelopment expenses.

     On March 6, 2007, the Company entered into an Exploration Development Agreement with Bellhaven Copper & Gold, Inc., a corporation organized in British Columbia, Canada ("Bellhaven") and Bellhaven's wholly owned subsidiary, Cuprum Resources Corp., a corporation organized in the Republic of Panama ("Cuprum"). Cuprum is the holder of a Mineral Concession from the Republic of Panama on a copper prospect located in the Guariviara area of Panama. This agreement grants the Company an option to acquire up to 75% of the authorized and outstanding stock of Cuprum.

     The material terms of this agreement and the material events related to it as of the date of this Registration Statement are:

     o The Company is granted the option to acquire up to 75% of Cuprum outstanding stock;

     o To acquire 65% of Cuprum's stock the Company must: (i) pay to Cuprum or Bellhaven $2,000,000.00; (ii) issue to Bellhaven shares of the Company common stock as valued under an escrow agreement with a total value of $4,000,000.00; and (iii) expend $15,000.000.00 in exploration and development work on the copper prospect underlying Cuprum's prospect underlying Cuprum's Mineral Concession;

     o The first $500,000.00 was paid on March 30, 2007. The 4,000,000 shares of the Company's common stock were deposited into escrow on May 14, 2007. The remaining $1,500,000.00 is payable by the Company in three $500,000.00 annual installments due on March 6, 2008, 2009 and 2010;

     o The escrow agreement under which the 4,000,000 shares of the Company's common stock issued to Bellhaven and deposited provides: (i) for the immediate release and delivery to Bellhaven of one-third of the shares (1,333,334); (ii) the release and delivery to Bellhaven of an additional one-third of the shares on each of March 6, 2008 and 2009;
          (iii) the adjustment of total shares to be issued to Bellhaven by valuing the shares at the price received by the Company for the first $1,000,000 raised by the sale of the Company's common stock sold to non-affiliates of the Company after March 6, 2007, so that, if that price is less than $1.00 the shares to Bellhaven would be increased and if more than $1.00 the total shares to Bellhaven would be decreased; and (iv) the Company has agreed to file a Registration Statement under the U.S. Securities Act of 1933 for the shares of its common stock released to Bellhaven by November 3, 2007 or to include these shares on a "piggy-back" in any Registration Statement filed prior thereto by the Company;

     o The expenditure by the Company of the $15,000,000.00 for exploration and development work shall be made: (i) $2,000,000.00 by March 5, 2008; (ii) a total of $9,000,000.00 by March 5, 2009; and (iii) a total of $15,000,000.00 by March 5, 2010. The Company may, at its discretion, pay any of the required amounts directly to Cuprum, in lieu of funding exploration or development work;

     o If the Company pays less than all of the $17,000,000 cash payments and funding due under the agreement but at least 50% of it, the Company will earn an interest in the Cuprum shares which will be proportionately reduced from the 65% total;

     o If the Company has earned the full 65% of the Cuprum shares by paying or expending the total $17,000,000.00, it shall have the option to earn an additional 10% of the outstanding stock of Cuprum by completing a Bankable Feasibility Study for the subject property. If this study is not completed, the Company by March 5, 2010, the Company will have to expend an additional $1,000,000.00 for exploration and development work for each successive six month period to keep the agreement in force to enable it to earn the additional 10% interest in Cuprum;

     o When the Company has made all of the required payments the operations of Cuprum will continue under the terms of an operating agreement of the three parties;

     o If the Company introduces a third party mining company, acceptable to Bellhaven and Cuprum, which agrees to complete the Company's payment and expenditure obligations under the agreement including the one to complete Bankable Feasibility Study, the Company will earn its full 75% interest in Cuprum, Bellhaven's interest will reduce to 25% and the interests of the Company, Bellhaven in Cuprum will then be proportionately reduced by the amount of the interest acquired by the third party;

     o If the price of copper on the London Metals Exchange falls below $1.25 for 20 consecutive trading days, all activities and funding under the agreement shall be suspended for up to one year or until that price rises above $1.25 for 90 days, whichever occurs first;

     o Cuprum is the designated operator to manage and supervise the exploration and development work under budgets and exploration plans jointly agreed upon; and

     o The interest of all parties to the agreement are subject to a right of refusal by the other parties to any sale or disposal of an interest in the agreement.



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



The Company and Cuprum are currently preparing the Cerro Chorcha site for the upcoming drilling program to commence shortly. Drill pads and fuel storage facilities have been built. The Company is planning a $3 million exploration program on Cerro Chorcha to re-establish and expand on the historical work and to bring the inferred mineral resources into the indicated category. The proposed budget for this program is as follows:

Geological work                                $500,000
Assays                                         350,000
Geophysics                                     300,000
Drilling                                       1,000,000
Fuel and camp                                  200,000
Camp equipment                                 50,000
Contracting services                           380,000
Office and administration                      60,000
Vehicles                                       45,000
Miscellaneous (satellite/mine imagery)         65,000
Facilities                                     50,000
Total                                          $3,000,000

The budget for this program would include a minimum of 3,500 meters of helicopter supported drilling. Applications have been made for permits for a road into the property which would greatly reduce the associated costs of drilling. If the applications are granted, funds allocated for geological work and drilling would be used to build the road.

     On March 1, 2007, the Company entered into an agreement with Silver Global, SA, a Panamanian corporation ("Silver"). This agreement provides that Silver will perform consulting services for the Company related to the identification, location, definition of mineral business opportunities in Panama and introductions to persons or entities holding potential acquisition properties involving Panama Mineral Concessions and related services. Under this agreement:

     o The Company paid Silver a consultancy fee for $75,000.00 for services through February 29, 2008;

     o The Company may extend the agreement for a one-year term for each year after February 29, 2008 by paying a consultancy fee of $150,000.00 per year;

     o In addition to the cash consultancy fees the Company will pay Silver a non-cash transaction fee for any transaction the Company makes involving acquisition of an interest in a Panamanian Mineral Concession, directly or indirectly in any form, with a party introduced to the Company by Silver. Each transaction will be as agreed between then and in the form of a percentage interest in the Mineral Concession interest acquired by the Company and/or stock of the Company; and



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


     o For the transaction fee for the Company, Bellhaven and Cuprum transaction the Company has paid Silver 1,000,000 shares of the Company's common stock (issued as "restricted securities") and if the Company completes its acquisition of the 65% interest in Cuprum, it will transfer to Silver 7.5% of Cuprum's outstanding stock. If the Company earns the additional 10% interest in Cuprum by obtaining the Bankable Feasibility Study, the Company will transfer to Silver 5% of Cuprum's outstanding stock. If the Company completes more than 50% of the full payment due to Bellhaven and Cuprum but not all and thus earns a reduced interest in Cuprum, the balance of the transaction fee to Silver will be proportionally reduced.

     Although the Company will concentrate its efforts on the two Chinese mining ventures and the Panamanian copper venture and in obtaining the capital necessary to complete the involved acquisitions and operations, it will continue to evaluate additional mineral acquisition, exploration, development and mining prospects.

     The Company presently employs 2 full time employees, the Chief Executive Officer and the Chief Financial Officer. The Company's Vice President of Exploration is compensated as an independent contractor due to his out of the country residency status. The Company anticipates hiring additional personnel for administrative and financial functions during the year ended 2007.

Risk Factors
------------

     This Registration Statement contains statements concerning our future performance, intentions, objectives, plans and expectations that are or may be deemed to be "forward-looking statements". Our ability to do this has been fostered by the Private Securities Litigation Act of 1995, which provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. In addition, the Company's status as an exploration and development company without any present revenue producing operations increases the risks involved in an investment in the Company. These factors affecting us include, but are no limited to, the following:

PROPOSED OPERATIONS ARE DEPENDENT UPON OUR ABILITY TO RAISE A MATERIAL AMOUNT OF CAPITAL.

     We are involved in the business of locating, exploring and developing mineral properties and have no present revenue producing operations. Our present contractual obligations require that we expend a total of approximately $700,000 over the next 12 months, to complete our minimum investments in the two Chinese ventures and $16,300,000 over the next 36 months, if we are to earn the full 65% interest in the Panama investment. In addition, there is no assurance that the expenditures of these funds will develop any of our mineral prospects to the point they may become revenue producing. The time and capital required for the exploration and development of production from mineral properties are intensive. Even if the results of our exploration and development activities are successful, we may still face material additional capital requirements to be able to achieve economical operations.



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


ALL OF OUR PRESENT OPERATIONS ARE IN FOREIGN COUNTRIES WITH RESULTANT RISKS AND UNCERTAINTIES.

     Our present mineral operations are in the People's Republic of China and the Republic of Panama. Accordingly, we are subject to risks and uncertainties involved in such foreign operations including:

     o Difficulties in language communications and these arising out of cultural differences may adversely effect our operations;

     o The laws of the People's Republic of China and the Republic of Panama will govern our material agreements and operations. Their systems of laws and the enforcement thereof may not be as certain in implementation and interpretation as in the United States;

     o Substantially all of our non-cash assets will be located outside of the United States. Accordingly, we may not be able to enforce any judgments of any United States courts predicated upon United States laws on state laws, including securities laws;

     o The value of the "Renminbi" ("RMB"), the main currency used in the Peoples' Republic of China ("PRC") fluctuates and is affected by, among other things, changes in the PRC's political and economic conditions. The conversion of RMB into foreign currencies such as the United States dollar has be generally based on rates set by the People's Bank of China, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. The official exchange rate had remained stable over the past several years. However, the PRC recently adopted a floating rate with respect to the RMB, with a 0.3% fluctuation. While most of the Company's business is conducted inside PRC will use the RMB changes in the exchange rate between it and other currencies may have a material adverse on our business; and

     o The RMB is not presently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside the PRC or to make dividends or other payments in the U.S. dollar. The PRC government strictly regulates conversion of RMB into foreign currencies. Over the years, foreign exchange regulations in the PRC have significantly reduced the government's control over routine foreign exchange transactions under current accounts. In the PRC, the State Administration for Foreign Exchange ("SAFE") regulates the conversion of the RMB into foreign currencies. We believe we will be required to apply for "Foreign Exchange" remittance of foreign currencies for payment of dividends and other distributions and such may be affected without requiring the approval of SAFE. However, even then, some items as direct investments, loans, securities, and the like still require the approval of SAFE. We may not be able to obtain a certificate or the current foreign exchange measures may be changed in a way that will make payment of dividends and other distributions outside China more difficult or unlawful. In that case, of we intend to distribute profits outside of the PRC, we may not be able to obtain sufficient foreign exchange to do so.

THE MINERAL INDUSTRY IS SUBJECT TO INTENSIVE AND INCREASING GOVERNMENTAL REGULATION WHICH MAY ADVERSELY EFFECT OUR OPERATIONS.

     All of our mineral operations will be subject to intensive and increasing governmental regulations, including those involving environmental, labor, waste management, environmental restoration, property ownership rights, health and safety matters. Compliance with the applicable regulations, which are only likely to increase in the future, may adversely impact ore operations and their results. Since we will be operating in foreign jurisdictions these adverse effects may be magnified.

WE WILL BE DEPENDENT UPON THE SERVICES OF OTHERS IN OUR MINERAL OPERATIONS.

     We will be dependent upon the services of others, including our joint venture partners and independent third parties in our exploration, development and mining operations. Our activities will be limited to supervision of and raising capital for the mineral activities. This diminished control over daily activities may adversely effect our operations.

WE HAVE NO PRESENT ESTABLISHED ECONOMIC OR RESERVES AND NO ASSURANCE WE CAN DEVELOP ANY.

     There are no established economic ore reserves on any of the properties involved in our ventures. There is no assurance that we will be able to develop any such reserves; or that, if reserves are developed, we ill be able to mine them profitability, due to insufficient capital or otherwise.

IF WE DEFINE AN ECONOMIC ORE RESERVE AND ACHIEVE PRODUCTION, IT WILL DECLINE IN THE FUTURE AS AN ORE RESERVE IS A WASTED ASSET.

     Our future ore reserve and production, if any, will decline as a result of the exhaustion of reserves and possible closure of any mine that might be developed. Eventually, at some unknown time in the future, all of the economically extractable ore will be removed from the properties, and there will be no ore remaining. This is called depletion of reserves. Ultimately, we must acquire or operate other properties in order to continue as an ongoing business.

MINERAL MARKET PRICES ARE SUBJECT TO FLUCTUATIONS WHICH MAY ADVERSELY EFFECT OUR OPERATIONS.

     If we are successful in developing any mineral properties, our ability to operate at a profit will be dependent on the then existing market price of the involved mineral. Declines in the market prices of the involved mineral may render reserves containing relatively low grades of ore uneconomic to exploit, and we may be required to discontinue exploration, development or mining on the properties, or write down our assets. We cannot predict the future market price of minerals and we may not be able to survive in a declining market situation.

Item 2.  Description of Property.
-------  -----------------------

     The Company has no material physical properties. Its material assets consist of cash, cash equivalent, its stock ownership of the Subsidiary and its contractual rights under the Panamanian project. The material assets of the Subsidiary consist of cash, cash equivalents and its contractual rights in the two Chinese joint ventures.

     Our present office facilities consist of an office share arrangement at 410 Park Avenue, 15th Floor, New York, New York 10022. As our activities expand, we will lease appropriate space in the New York City area for our administrative offices.


Item 3.  Directors, Executive Officers and Significant Employees.
------   -------------------------------------------------------
(Item 8 of Model B of Form 1A)

     The following table sets forth information regarding the directors and executive officers of the Company.


Name                       Age                   Position
----                       ---                   --------

Pinchas Althaus             32                   President, Chief Executive
                                                 Officer and Director

Diego Roca                  39                   Executive Vice-President,
                                                 Chief Financial Officer,
                                                 Treasurer, and Director

Bruce W. Minsky             43                   Senior Vice-President, General
                                                 Counsel, Secretary and Director

Craig Alford                44                   Vice-President of Exploration



     Pinchas Althaus has served as a director and as the President of the Subsidiary since March of 2006. He has been a director and President of the Company since February of 2007. From of October of 2004 to April of 2006 he was employed as the Chief Operating Officer for Golden River Resources, a mining and mineral exploration company of Melbourne, Australia. From February of 2003 through December of 2003, he served as the Director for Tahera Diamond Corporation of Toronto, Canada. From February of 2000 to February of 2003, he was the Director for Business Development for Ambient Corp. Mr. Althaus attended the Rabbinical College of Israel from which he received Rabbinical Certification in 1994.

     Bruce W. Minsky has served as a director and the Secretary and General Counsel for the Subsidiary since May of 2006. He has served in those positions for the Company since February of 2007. Mr. Minsky has been engaged in the private practice of law in New Hempstead, New York since May of 2004. From July of 1991 through April of 2004 he was employed by the Banco Popular North America of New York City for which he served as Vice President and House Counsel. Mr. Minsky is a member of the Bar of the States of California, Connecticut and New York. Mr. Minsky received a Bachelor of Arts Degree from Boston University in 1985. In 1988, he received a Juris Doctor Degree from Southwestern University School of Law. In 1989, he received a Masters Degree in American Banking from Boston University.

     Diego E. Roca served as a director and the Chief Financial Officer, Executive Vice President and Treasurer of the Subsidiary from May of 2006 on a part-time basis. In March of 2007, he assumed these positions on a full time basis for the Company and the Subsidiary. He has over 15 years of experience in financial management, operations, public (SEC) filings, cash management and internal controls including 9 years ending in 2004 with Digitec 2000, Inc. There he began as Digitec's Controller, progressing to Chief Operating Officer and Senior Vice President and Chief Financial Officer. From November 2004 until February 2007, Mr. Roca served as a consultant to various companies, including working with Empire Minerals on a part-time basis. Mr. Roca received a Bachelor of Science degree in Accounting from Queens College in 1992.

     Craig Alford HBSc, MSc. Geology, has over 20 years of global exploration and development experience. He has a proven ability to find new mineral targets (i.e. new gold areas at Musselwhite Ontario, gold and copper targets Lindero and Rio Grande in Argentina, Akbel in Kyrgyzstan) and effectively design and manage exploration programs, from grass root stage projects to advanced exploration. He has developed and implemented large exploration projects in the Former Soviet Union and also has extensive business development and contract negotiation experience. Mr. Alford also has worked in Central Asia, China and South America. Since 2001 Mr. Alford has acted as President and proprietor of All Tech Services, providing geological consulting services to the hard rock and oil & gas industry. Hard rock clients include Placer Dome, Kentor Gold and Kings Bay Minerals. From 1996 to 2001, Mr. Alford acted as Senior Project Geologist/District Manager for TeckCominco in Central Asia and South America. He received a Bachelor of Science Degree from Lakehead University in 1985 and a Masters of Science in Geology from Lakehead University in 1998.

     There are no family relationships between any of the directors, officers or significant employees.


Item 4.  Remuneration of Directors and Officers.
------   --------------------------------------
(Item 9 of Model B of Form 1A)

     The following table sets forth the remuneration paid during the fiscal year ended December 31, 2006 to persons who were during that year or now are officers and directors of the Company by the Company and/or the Subsidiary.

Name of Individual        Capacities
Or Entity of              Which Remuneration                 Total
Group                     Received                           Remuneration
------------------        ------------------                 ------------

Pinchas Althaus            As Officer of Subsidiary          $92,692

Diego Roca                 As Officer of Subsidiary          $  3,500


Craig Alford               As Officer of Subsidiary          $ 42,152

All Officers and
Directors as a Group
(4 Persons                                                   $152,847


In addition to the cash remuneration paid to Mr. Pinchas Althaus, on February 19, 2007, the Subsidiary issued to him 1,500,000 shares of its common stock as a bonus for his services to the Subsidiary during 2006 and as incentive compensation for future services. These shares of the Subsidiary became 1,500,000 shares of the Company's common stock, upon its acquisition of the Subsidiary February 20, 2007.

     In April of 2006, the Subsidiary granted stock warrants to purchase 500,000 shares of its common stock at $0.10 per share during the period ending March 31, 2009 to Mr. Alford. These stock warrants were exercised in February of 2007 and the shares became shares of the Company's common stock on the same terms upon its acquisition of the Subsidiary.

     We presently anticipate that during the year 2007 remuneration will be paid to the Company's officers and directors as follows:


                                                          Estimated Annual
         Name                                            Total Remuneration
         ----                                            ------------------

     Pinchas Althaus                                          $150,000

     Diego Roca                                               $103,000

     Bruce W. Minsky                                          $20,000

     Craig Alford                                             $110,000

Item 5.   Security Ownership of Management and Certain Securityholders.
------    -------------------------------------------------------------
(Item 10 of Model B of Form 1A)

     The following table sets forth information as to the ownership of outstanding capital stock of the Company by its officers and directors and any shareholder owning more than 10% of any class of the Company's capital stock as of June 15, 2007


                  Name and Address         Amount and Nature          Percent
Title of Class    of Beneficial Owner      of Beneficial Ownership    of Class
--------------    ------------------       -----------------------    --------

Common Stock      Pinchas Althaus                4,500,000             12.59%
                  410 Park Avenue
                  New York, NY 10022

Common Stock      Diego Roca                       300,000              0.84%
                  410 Park Avenue
                  New York, NY 10022

Common Stock      Bruce Minsky                     200,000              0.56%
                  112 Brick Church Road
                  New Hempstead, NY 10907

Common Stock      Craig Alford                   1,900,000              5.32%
                  69 Regent Street
                  Thunder Bay, Ontario
                  Canada P7A5G7


     All of the directors of the Company, namely, Messrs. Althaus, Roca and Minsky may be deemed to be "parents" of the Company as such are defined under the Securities Exchange Act of 1934, as amended, by virtue of their positions.


Item 6.   Interest of Management and Others in Certain Transactions
-------   ---------------------------------------------------------

     Information is set forth in this Item as to any transaction during the two years ending June 18, 2007 to which the Company or Subsidiary was a party and in which any officer, director of the Company or any holder of more than 10% of any class of its stock had or is to have a material interest.

     On February 20, 2007, the Subsidiary granted and issued to Pinchas Althaus 1,500,000 shares of its common stock as bonus compensation and as consideration for his cancellation of a stock warrant to purchase 1,500,000 shares of its stock at $0.10 per shares. This 1,500,000 shares of the Subsidiary became 1,500,000 shares of the Company's common stock upon the Company's acquisition of the Subsidiary on February 20, 2007.

     On April 5, 2006 the Subsidiary granted and issued warrants to purchase shares of its common stock at $0.10 per share during the period from April 6, 2006 through March 31, 2009 as follows: (i) Pinchas Althaus - 1,500,000 shares; and (ii) Craig Alford - 500,000 shares. The warrants for 1,500,000 shares held by Mr. Althaus were cancelled on June 1, 2007. The remaining warrant granted to

Mr. Alford for 500,000 shares was exercised and became shares of the Company's common stock upon the Company's acquisition of the Subsidiary on February 20, 2007.

Item 7.   Description of the Company's Securities.
------    ---------------------------------------
(Item 12 of Model B of Form 1A)

     The authorized and outstanding capital of the Company consists of 700,000,000 shares of $.0001 par value common stock and 5,000,000 shares of $.0001 par value preferred stock. As of the date of this Registration Statement, there were 43,361,852 outstanding shares of common stock. On that date there were no outstanding options and/or warrants to purchase shares of the Company's common stock. Under applicable Delaware law and its Articles of Incorporation, the Company's Board of Directors may issue additional shares of its stock up to the total amount of authorized Common and/or Preferred Stock without approval of its shareholders.

     Information is set forth in the following subsections concerning the common stock, the preferred stock in general and outstanding options, warrants, and subscriptions.

Common Stock.
------------

     The shares of common stock currently outstanding are fully paid and non-assessable. The holders of common stock do not have any preemptive rights to acquire shares of any capital stock of the Company. In the event of liquidation of the Company, assets then legally available for distribution to the holders of common stock (assets remaining after payment or provision for payment of all debts and of all preferential liquidation payments to holders of any outstanding Preferred Stock) will be distributed in pro rata shares among the holders of common stock and the holders of any outstanding Preferred Stock with liquidation participation rights in proportion to their stock holdings.

     Each stockholder is entitled to one vote for each share of common stock held by such shareholder.

     Holders of common stock are entitled to dividends when, and if, declared by the Board of Directors out of funds legally available therefore; and then, only after all preferential dividends have been paid on any outstanding Preferred Stock. The Company has not had any earnings and it does not presently contemplate the payment of any cash dividends in the foreseeable future.

     The Company's common stock does not have any mandatory redemptive provisions, sinking fund provisions or conversion rights.

Preferred Stock in General
--------------------------

     The preferred stock of the Company may be issued from time to time by the board of directors in one or more series. The description of shares of each series of preferred stock will be set forth in resolutions adopted by the board of directors and a Certificate of Designation to be filed as required by Delaware law prior to issuance of any shares of the series. The Certificate of Designation will set the number of shares to be included in each series of preferred stock and set the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distribution, qualifications, or terms and conditions of redemption relating to the shares of each series. However, the board of directors is not authorized to change the right of the common stock to vote one vote per share on all matters submitted for shareholder action. The authority of the board of directors with respect to each series of preferred stock includes, but is not limited to, setting or changing the following:

     o The designation of the series and the number of shares constituting the series, provided that the aggregate number of shares constituting all series of preferred stock may not exceed 5,000,000;

     o The annual distribution rate on shares of the series, whether distributions will be cumulative and, if so, from which date or dates;

     o Whether the shares of the series will be redeemable and, if so, the terms and conditions of redemption, including the date or dates upon and after which the shares will be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

     o The obligation, if any, of the Company to redeem or repurchase shares of the series pursuant to a sinking fund;

     o Whether shares of the series will be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

     o Whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of the voting rights;

     o The rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company; and

     o Any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to the series which may be authorized or permitted under Delaware law.

The shares of preferred stock of any one series will be identical with each other in all other respects except as to the dates from and after which dividends thereon will cumulate, if the dividend is cumulative.

Outstanding Options, Warrants or Subscriptions.
-----------------------------------------------

     The Company has no outstanding options or warrants to purchase shares of its common stock. On May 4, 2007, the Company entered into a Restricted Equity Purchase Agreement with Mercatus & Partners, Limited, a United Kingdom Private Limited Company ("Mercatus"). Under the agreement, the Company will sell to Mercatus 4,000,000 shares of its common stock at $0.50 per share for a total of $2,000,000. The sale is scheduled to be completed on or before July 5, 2007. At the Closing the Company will pay Mercatus total structuring and administration fees of $40,000. The shares are being sold as "restricted securities" under the provisions of Regulation S adopted under the Securities Act of 1933, as amended.


                                     PART II

Item 1.   Market Price of and Dividends on the Company's Equity and Related
------    -----------------------------------------------------------------
          Shareholder Matters.
          --------------------

     The Company's common stock is quoted in the National Daily Quotation Sheets (commonly referred to as the "Pink Sheets") published by the National Quotation Bureau.

     The following table sets forth the high and low bid of the common stock in the Pink Sheets for the periods indicated. The bid price represents prices between dealers, which do not indicate retail markups, markdown or commissions and the bid prices may not represent actual transactions:

     Quarter Period                    High                      Low
     ------------------                -----                     ---

     January - March 2005            $2,400.00                  $400.00
     April - June 2005                  400.00                    80.00
     July - September 2005              272.00                    72.00
     October - December 2005            108.00                    36.00

     January - March 3006                68.00                    40.00
     April - June 2006                   60.00                     4.00
     July - September 2006                8.00                     1.20
     October - December 200               4.40                     1.00

     January - March 2007                20.00                     1.21

     The number of record holders of our common stock of at June 13, 2007 was
133. Additional owners of the common stock hold their shares in street name with a brokerage firm and a depository firm.

     The holders of our common stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available, and after payment of adequate provisions for the payment of preferential dividends due on any then outstanding preferred stock. We have never had any material earnings and do not presently have any capacity to generate any such earnings. We have never declared any dividends. We do not anticipate declaring and paying any cash dividends in the foreseeable future.


Item 2.   Legal Proceedings.
-------   -----------------

     Neither the Company or the Subsidiary nor any of their property is a party or subject to any pending legal proceeding. The Company is not aware of any contemplated or threatened legal proceeding against it or the Subsidiary by any governmental authority or other party.


Item 3.   Changes in and Disagreements with Accountants.
------    ---------------------------------------------

     The Company had no relationship with an independent accountant for over 5 years prior to the engagement of the independent accountant for the audit of the financial statements for the fiscal years ended December 31, 2005 and 2006 which are filed with this Registration Statement. In 2007, the Company's Board of Directors approved Moore Stephens Wurth Frazer and Torbet, LLP to be its auditors.


Item 4.   Recent Sales of Unregistered Securities.
------    ---------------------------------------

     Registration with respect to all securities sold by the Company since June 1, 2004, the offer and sale of which was not subject to an effective Registration Statement filed under the Securities Act of 1933, as amended ("Securities Act") is as follows:

     1. (a) During the period from December 1, 2004 to June 8, 2005, the Company issued 6,874 shares of its common stock (plus additional shares issued to round up any otherwise fractional shares to the next full share in three subsequent reverse stock splits - see History of the Company in Item 1 of PART 1).

         (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to interest holders in an outstanding convertible promissory note of the Company.

         (c) These shares were issued in partial conversion of the amount due on an outstanding convertible promissory note of the Company with the amount of debt so converted being $27,498.00.

         (d) In the issuance of these shares of its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Section 4(2) of the Securities Act. The shares were issued to non-affiliates of the Company upon conversion of a promissory note of the Company issued February 14, 2001.

     2. (a) During the period from June 28, 2005 to June 11, 2006, the Company issued 125,812 shares of its common stock (plus additional shares issued to round up any otherwise fractional shares to the next full share in three subsequent reverse stock splits - see History of the Company on Item 1 of PART
I).

         (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to interest holders in an outstanding convertible promissory note of the Company.

         (c) These shares were issued in partial conversion of the amount due on an outstanding convertible promissory note of the Company with the amount of debt so converted being $5,033.

         (d) In the issuance of these shares of its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Section 4(2) of the Securities Act. The shares were issued to non-affiliates of the Company upon conversion of a promissory note of the Company issued February 14, 2001.


     3. (a) In August of 2005, the Company sold to its then President 100 shares of its Series I Preferred Stock.

         (b) No person acted as a principal underwriter for the sale of these securities. The Company's Preferred Stock was offered directly by the Company through its officers and directors. The common stock was issued to the then President of the Company,

         (c) The 100 shares of Preferred Stock were issued for cash at $1.00 per share for a total of $100.00. No underwriting, sales or other commissions or discounts were paid or involved in the sale.

         (d) In the issuance of these shares of its Preferred Stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities provided in Section 4(2) of the Securities Act as a transaction by the issuer not involving a public offering. These securities were issued to the then President of the Company as restricted Securities. In June of 2007 these securities were repurchased by the Company and canceled.

         4. (a) In September of 2005 the Company issued 99,454 shares of its common stock (plus additional shares issued to round up any otherwise fractional shares to the next full share in two subsequent reverse stock splits - see History of the Company in Item I of PART I).

         (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to the shareholders of Nanmergco, Inc., a New Jersey corporation.

         (c) The 99,459 shares were issued in a three party incorporated business combination effected in the form of a reverse merger of Nanergco, Inc., into Obecsoft Sub, a Delaware corporation and wholly owned subsidiary of the Company, The Company shares were issued on the basis of 14.14153981 shares of the Company common stock for each share of Namergco., inc.

         (d) In the issuance of these shares of its common stock, the Company relied upon the exemption form the registration requirements of Section 5 of the Securities Act and by Rule 506 of Regulation D adopted under the Securities Act. The shares were issued as restricted securities and a legend demoting the restrictions of their transferability under the Securities Act was placed on the certificates representing these shares.

     5. (a) On February 20, 2007, the Company issued a total of 26,504,000 shares of its common stock in the corporate business combination in which it acquired the Subsidiary. In addition, the Company assumed an obligation of the Subsidiary to a third party stock warrants to purchase up to 500,000 shares of the Company's common stock at $0.50 per share during a term of five years from issuance;

         (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to the shareholders of the Subsidiary;

         (c) The 26,504,000 shares of the Company's common stock were issued in the three-party merger involved in the acquisition of the Subsidiary and were issued on the basis of one share of the Company's common stock for each share of the Subsidiary; and

         (d) In the issuance of these shares of its common stock, The Company relied upon the exemption from the registration requirements of Section 5 of the Securities provided in Section 4(2) of the Securities Act and by Rule 506 of Regulation D adopted under the Securities Act. The shares were issued to the shareholders of the Subsidiary, substantially all of whom had represented and warranted to the Subsidiary, at the time of their investment therein, that they were "accredited investors".

     6. (a) On May 9, 2007, the Company issued into an escrow arrangement 4,000,000 of its common stock.

         (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to Bellhaven Gold & Copper, Inc. ("Bellhaven"), a British Columbia corporation.

         (c) These shares were issued as part of the consideration paid and to be to Bellhaven under an Exploration Development Agreement dated March 6, 2006 between the Company, Bellhaven and Cuprum Resources Corp., a Panamanian corporation ("Cuprum") and a wholly owned subsidiary of Bellhaven. For additional details see Item I of PART I.

         (d) In the issuance of these shares if its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities provided in Section 4(2) of the Securities Act and by Rule 506 of Regulation D adopted under the Securities Act. These shares were issued as restricted securities and a legend denoting the restrictions on their transferability under the Securities Act was placed on the certificates issued to represent the shares.

     7. (a) On May 31, 2007, the Company issued 1,000,000 shares of its common stock.

         (b) No persons acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to Silver Global, SA, a Panamanian corporation ("Silver")

         (c) These shares were issued for services rendered to the Company by Silver in connection with the transaction between the Company and Bellhaven and Culprum set out in #7 immediately above. The services were rendered pursuant to a consulting agreement between the Company and Silver. See Item I of PART I.

         (d) In the issuance of these shares of its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities provided in Section 4(2) of the Securities Act and by Rule 506 of Regulation D adopted under the Securities Act. These shares were issued as restricted securities and a legend denoting the restrictions on their transferability under the Securities Act was placed upon the certificates issued to represent the shares.

     8. (a) On May 4, 2007, the Company issued into an escrow arrangement 4,000,000 shares of its common stock.

         (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly to the Company through its officers and directors. The common stock was sold to Mercatus & Partners, Limited, a United Kingdom Private Limited Company.

         (c) The 4,000,000 shares were sold for cash at $0.50 per share for a total of $2,000,000 to be paid for at the closing which is scheduled to be on our before July 5, 2007. No underwriting discounts or commissions were paid on the sale. At the closing, the Company will pay the purchaser a structuring fee of $25,000.00 and an administration fee of $15,000.00 for total fees paid of $40,000.00.

         (d) In the issuance of these shares of its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the

Securities Act provided in Section 4(2) of the Securities Act and by Rule 506 of Regulation D and Regulation S adopted under the Securities Act. The shares were issued as restricted securities to the purchaser warranted and represented that neither it nor any of its officers or directors is a "U.S. Person" under Regulation S and that the transaction was an "offshore transaction" under Regulation S. The certificates issued to represent these shares contain a legend denoting that they may only be transferred in compliance with Regulation S or another exemption from the registration requirements of the Securities Act.

         9. (a) On April 1, 2007, the Company issued 7,925,000 shares of its common stock (plus additional shares issued to round up any otherwise fractional shares to the next full share in three subsequent reverse stock splits - see History of the Company in Item 1 of PART 1).

         (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to interest holders in an outstanding convertible promissory note of the Company.

         (c) These shares were issued in final conversion of the amount due, including interest on an outstanding convertible promissory note of the Company with the amount of debt so converted being $105,130.

         (d) In the issuance of these shares of its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Section 4(2) of the Securities Act. The shares were issued to non-affiliates of the Company upon conversion of a promissory note of the Company issued February 14, 2001.

Item 5.   Indemnification of Directors and Officers.
------    -----------------------------------------

     Section 145 of the General Corporation Law of Delaware provides:

     "(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened. pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (inc1uding attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests or the corporation and except that no indemnification shall be made in respect of any claim. issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the ease, such person is fairly and reasonably entitled to indemnity for such expenses, which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claims, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsection A (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though lese than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined, that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both a& to action in such person's official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation, as a director, officer. employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation it its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall; unless otherwise provided when authorized, or ratified, continues to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

     Article Eighth of the Company's Amended and Restated Certificate of Incorporation provides: "EIGHTH

     The Corporation shall, to the fullest extent permitted by the DGCL (including, without limitation, Section 145 thereof), as the same entity be amended and supplemented from time to time, indemnify any and all persons whom it shall have power to indemnify under the DGCL. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those seek indemnification may be entitled whether as a matter of law, under any bylaw of the Corporation, by agreement, by vote of stockholders or disinterested directors of the Corporation or otherwise."

     ARTICLE VI of the Company's Bylaws provides:

                                   "ARTICLE VI
                    Indemnification of Directors and Officers

     Section 1. General. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Section 2. Derivative Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employeeo or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable or negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 3. Indemnification in Certain Cases. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article VI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 4. Procedure. Any indemnification under Sections 1 and 2 of this
Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such Sections 1 and 2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent .legal counsel in a written opinion, or (e) by the stockholders.

     Section 5. Advances for Expenses. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall be ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article VI.

     Section 6. Rights Not Exclusive. The indemnification provided by this
Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 7. Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee Or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article VI.

     Section 8. Definition of Corporation. For the purposes of this Article VI, references to "the Corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a, director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another, corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

     Section 9. Definitions. For purposes of this Article VI, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Article VI."

     Insofar as indemnification for liabilities for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Issuer pursuant to the foregoing provisions. The Issuer has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is therefore unenforceable.

PART F/S


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Empire Minerals Corp. and Subsidiary

We have audited the accompanying consolidated balance sheet of Empire Minerals Corp. (an exploration stage company) and subsidiary as of December 31, 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for the period from inception (March 1, 2006) to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empire Minerals Corp. and subsidiary as of December 31, 2006, and the results of its operations and cash flows for the period from inception (March 1, 2006) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/ Moore Stephens Wurth Frazer & Torbet, LLP

Walnut, California
June 18, 2007



                      EMPIRE MINERALS CORP. AND SUBSIDIARY
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET
                             AS OF DECEMBER 31, 2006

                                     ASSETS
                                     ------
                                                                                        2006
                                                                                  ----------------
CURRENT ASSETS:
      Cash and cash equivalents                                                   $     1,033,899

EQUIPMENT
      Equipment, net                                                                       43,155
                                                                                  ----------------
          Total assets                                                            $     1,077,054
                                                                                  ================

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
      Accrued liabilities                                                                 162,890
                                                                                  ----------------

COMMITMENTS AND CONTINGENCIES                                                                   -

SHAREHOLDERS' EQUITY:
      Common stock, $0.001 par value; authorized 100,000,000 shares
          authorized; 20,485,000 issued and outstanding                                     20,485
      Additional paid-in capital                                                         3,023,062
      Stock subscription receivable                                                         (3,060)
      Deficit accumulated during the exploration stage                                  (2,123,672)
      Accumulated other comprehensive loss                                                  (2,651)
                                                                                   ----------------
          Total shareholders' equity                                                       914,164
                                                                                   ---------------
                      Total liabilities and shareholders' equity                   $     1,077,054
                                                                                   ===============


The accompanying notes are an inegral part of this statement.
See report of Independent Registered Public Accounting Firm.

                      EMPIRE MINERALS CORP. AND SUBSIDIARY
                         (AN EXPLORATION STAGE COMPANY)
        CONSOLIDATED STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE LOSS
       FOR THE PERIOD FROM INCEPTION (MARCH 1, 2006) TO DECEMBER 31, 2006


                                                                     2006
                                                                 -------------
REVENUE                                                          $           -
COST OF SALES                                                                -
                                                                 -------------

GROSS PROFIT                                                                 -

RESEARCH AND DEVELOPMENT COSTS                                         398,690
GENERAL AND  ADMINISTRATIVE EXPENSES                                 1,731,566
                                                                 --------------

LOSS FROM OPERATIONS                                               (2,130,256)

OTHER INCOME                                                             6,584
                                                                 -------------

LOSS BEFORE PROVISION FOR INCOME TAXES                              (2,123,672)

PROVISION FOR INCOME TAXES                                                   -
                                                                 -------------

NET LOSS                                                            (2,123,672)

OTHER COMPREHENSIVE LOSS:
    Foreign currency translation loss                                   (2,651)
                                                                 -------------

COMPREHENSIVE LOSS                                               $  (2,126,323)
                                                                 =============

LOSS PER SHARE
  - Basic                                                        $       (0.12)
                                                                 =============
  - Diluted                                                      $       (0.12)
                                                                 =============

Weighted average number of common shares
  - Basic                                                           17,006,959
                                                                 =============
  - Diluted                                                         17,006,959
                                                                 =============


The accompanying notes are an inegral part of this statement.
See report of Independent Registered Public Accounting Firm.

EMPIRE MINERALS CORP. AND SUBSIDIARY
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE PERIOD FROM INCEPTION (MARCH 1, 2006) TO DECEMBER 31, 2006

                                                                                             DEFICIT
                                                                                           ACCUMULATED    ACCUMULATED       TOTAL
                                                              ADDITIONAL       STOCK       DURING THE       OTHER           SHARE-
                                         COMMON STOCK          PAID-IN      SUBSCRIPTION   EXPLORATION   COMPREHENSIVE     HOLDERS'
                                     SHARES       AMOUNT       CAPITAL       RECEIVABLE       STAGE          LOSS           EQUITY
                                   -----------  -----------  ------------  -------------   -----------   --------------  ----------
Balance at inception
 (March 1, 2006)                                $      -     $         -    $        -     $          -   $       -    $          -

Founders stock issued
  for cash, $0.001
  per share                         6,460,000      6,460                        (3,060)                                       3,400

Shares issued on
  March 29, 2006
  for $76,500 in
  services and
  $8,500 cash, at
  $0.01 per share                   8,500,000      8,500          76,500                                                     85,000

Stock sold through
   subscription agreements
   April through December 2006
   at $0.50 per share               5,505,000      5,505       2,746,995                                                  2,752,500

Stock issued through the
  exercise of warrants                 20,000         20           1,980                                                      2,000

Stock warrants issued
  to employees                                                       474                                                        474

Stock warrants issued
  for services                                                   197,113                                                    197,113

Foreign currency
  translation gain                                                                                           (2,651)         (2,651)

Net loss                                                                                     (2,123,672)                 (2,123,672)
                                   -----------  ---------    ------------   -----------    -------------  ----------   ------------

Balance as of
  December 31, 2006                20,485,000   $ 20,485     $ 3,023,062    $   (3,060)    $ (2,123,672)  $  (2,651)   $    914,164
                                   ===========  =========    ============   ===========    =============  ==========   ============


The accompanying notes are an inegral part of this statement.
See report of Independent Registered Public Accounting Firm.


                      EMPIRE MINERALS CORP. AND SUBSIDIARY
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
       FOR THE PERIOD FROM INCEPTION (MARCH 1, 2006) TO DECEMBER 31, 2006


                                                                              2006
                                                                        --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net loss                                                          $  (2,123,672)
      Adjustments to reconcile net loss to net cash
            used in operating activities:
                  Warrants issued for services                                197,587
                  Common stock issued for advisory services                    76,500
      Increase in liabilties:
                  Accrued liabilities                                         162,890
                                                                        --------------
                         Net cash used in operating activities             (1,686,695)
                                                                        --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Equipment Purchases                                                    (42,305)
                                                                        --------------


CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from sale of common stock                                    2,764,400
      Proceeds from exercise of warrants                                        2,000
                                                                        --------------
                         Net cash from financing activities                 2,766,400
                                                                        --------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                        (3,501)
                                                                        --------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                   1,033,899

CASH AND CASH EQUIVALENTS, at inception                                             -
                                                                        --------------
CASH AND CASH EQUIVALENTS, end of period                                $   1,033,899
                                                                        ==============

SUPPLEMENTAL DISCLOSURES:
      Interest paid                                                     $           -
                                                                        ==============
      Income taxes paid                                                 $           -
                                                                        ==============





The accompanying notes are an inegral part of this statement.
See report of Independent Registered Public Accounting Firm.

                      EMPIRE MINERALS CORP. AND SUBSIDIARY
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


1.   Nature of Business and Significant Accounting Policies
     ------------------------------------------------------

     a. Nature of Business - Empire Minerals Corp. ("the Company" formerly known as Empire Gold Corp.) was incorporated on March 1, 2006 under the laws of Nevada. The Company is engaged in the exploration of precious and base metals including gold and copper. All potential properties currently under exploration are located in the People's Republic of China and Panama.

     b. Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

          The consolidated financial statements include the financial statements of the Company and its subsidiary, Zhaoyuan Dongxin Gold Mining Co., Ltd. All significant inter-company transactions and balances between the Company and its subsidiary are eliminated upon consolidation. Minority interest has not been presented on the consolidated balance sheet due to the accumulated losses have exceeded the minority's shareholders equity. In accordance with APBO No. 18, the minority interest has been written down to zero on the accompanying balance sheet.

     c. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures, such as the fair value of warrants and stock issued for services as well as various accruals. Accordingly, the actual results could differ from those estimates.

     d. Fair value of financial instruments - For certain of the Company's financial instruments, including cash and cash equivalents and accrued liabilities, the carrying amounts approximate fair value due to their short term maturities.

     e. Cash and Cash Equivalents - For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with an original maturity of three months or less.

     f. Concentration of credit risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company has limited experience as it is an exploration stage company but does not anticipate incurring any losses related to this credit risk. As of December 31, 2006 the Company had amounts in bank accounts in excess of FDIC insurance of $933,900.

     g. Equipment - Equipment is stated at cost and is depreciated using the straight-line method over their estimated useful lives of 5 years. Expenditures for maintenance and repairs are charged to operations as incurred. The estimated service lives of equipment and vehicles are as follows:


See report of Independent Registered Public Accounting Firm.

                      EMPIRE MINERALS CORP. AND SUBSIDIARY
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


                                                          Depreciable life
                                                          ----------------
          Exploration equipment                                5 years
          Office equipment                                     5 years
          Vehicles                                             5 years

     h. Political and economic risks - The Company entered into joint venture contracts to establish businesses in China and Panama. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in these countries.

          The Company's operations in these countries are subject to specific considerations and significant risks not typically associated with companies in the North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

     i. Net Loss Per Share - In accordance with Statement of Financial Accounting Standard (SFAS) No. 128, Earnings Per Share, an basic earnings/loss per common share (EPS) is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. Under SFAS 128, diluted earnings/loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and dilutive. Net loss used in determining basic EPS was $2,123,672 for the period from inception (March 1, 2006) to December 31, 2006. The weighted average number of shares of common stock used in determining basic EPS was 17,006,959 for the year ended December 31, 2006. Since the Company had a net loss for the period from inception (March 1, 2006) to December 31, 2006, basic and diluted earnings per share are identical because the effect of the 5,970,000 stock warrants outstanding is anti-dilutive.

     j. Income Taxes - The Company provides for income taxes under SFAS 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities using the enacted income tax rate expected to apply to taxable income in the period in which the deferred tax liability or assets is expected to be settled or realized. SFAS 109 requires that a valuation allowance be established if necessary, to reduce the deferred tax assets to the amount that management believes is more likely than not to be realized. The provision for federal income tax differs from that computed amount by applying federal statutory rates to income before federal income tax expense mainly due to expenses that are not deductible and income that is not taxable for federal income taxes, including permanent differences such as non-deductible meals and entertainment.

     k. Stock based compensation - For stock, options and warrants issued to service providers, employees and founders, the Company follows SFAS No. 123(R), Share-Based Payment, and EITF 96-18, Accounting for Equity



See report of Independent Registered Public Accounting Firm.

                      EMPIRE MINERALS CORP. AND SUBSIDIARY
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


          Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which requires recording the options and warrants at the fair value of the service provided and expensing over the related service period.

     l. Recently issued accounting pronouncements - In September 2006, FASB issued FASB issued SFAS No. 157, Fair Value Measurement. This statement clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management has not determined the effect, if any, the adoption of this tatement will have on the financial statements.

     m. Impairment for long live assets - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. The Company has no impairment issues to disclose.

     n. Foreign currency translation - The reporting currency of the Company is the US dollar. The Company uses their local currency RMB, as their functional currency. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate as quoted by the People's Bank of China at the end of the period, and equity is translated at historical exchange rates.

          Translation adjustments amounted to $2,651 as of December 31, 2006. Asset and liability accounts at December 31, 2006 were translated at
          7.82 RMB to $1.00 USD. Equity accounts were stated at their historical rate. The average translation rates applied to income statements accounts and cash flows for the period ended December 31, 2006 were
          7.98 RMB. Because cash flows are also translated at average translation rates for the period, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. In accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," cash flows from the Company's operations is calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

          Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.


See report of Independent Registered Public Accounting Firm.

                      EMPIRE MINERALS CORP. AND SUBSIDIARY
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


2.   Going Concern
     -------------

     The Company has no revenues or cash flows from operations. This is because the Company is an exploration stage company that is in the process of finding mineral properties for exploration. The Company has no established source of cash to fund its business plan to continue exploration activities, creating uncertainty as to how it can continue as a going concern. In response to these conditions, management is continuing to look for financing from various sources. In addition, the Company is in the process of finding more companies in China to form joint ventures with in order to begin mining operations. No adjustment has been made to the accompanying financial statements as a result of this uncertainty.

3.   Exploration Stage Company
     -------------------------

     As discussed in Note 1, the Company was formed in 2006. The Company is currently in an exploration stage, which is characterized by significant expenditures for the examination and development of exploration opportunities. The Company's focus for the foreseeable future will continue to be on securing joint venture opportunities within the People's Republic of China and Panama to begin conducting mining operations.

4.   Investment in Joint Venture
     ---------------------------

     In March 2006, the Company entered into a joint venture agreement with Zhaoyuan Dongxing Gold Minerals Co., Ltd. ("DongXing") to conduct gold mining activities in the People's Republic of China. The agreement calls for a total capital contribution of $500,000 from the Company. DongXing will contribute various mining licenses and other assets such as instruments and equipment. The Company will receive a 50% equity stake in the joint venture in exchange for its $500,000 contribution. DongXing will receive the remaining 50% stake in the joint venture in exchange for its contribution of mining licenses and other assets. The $500,000 was due and payable when Dongxing acquired the required business license approvals in the People's Republic of China. On December 20, 2006, the Chinese government approved the joint venture and granted a business license to Zhaoyuan Dongxin Gold Mining Co., Ltd. ("Zhaoyuan Dongxin"). Through December 31, 2006, the Company contributed $138,000 of the $500,000. The remaining $362,000 was recorded as capital contribution payable to Zhaoyuan Dongxin but was eliminated consolidation in the accompanying consolidated financial statements. On January 8, 2007, the Company paid the remaining $362,000 to the joint venture.

     DongXing is still in the process obtaining the Chinese government approval to transfer title to the mining licenses into the name of the joint venture. The Company is also awaiting the appraisal of the fair value of the mining licenses. As a result, the mining licenses to be contributed by DongXing is not reflected in the consolidated financial statements for the period ended December 31, 2006.

     Pursuant to the joint venture agreement, the Company has the final control over the selection of the personnel and operations, right to appoint three of the five directors of the joint venture including the Chieft Director and to appoint the General Manager and Chief Financial Officer, with the controlling rights, the company has consolidated the financial statement.


See report of Independent Registered Public Accounting Firm.

                      EMPIRE MINERALS CORP. AND SUBSIDIARY
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


5.   Equipment
     ---------

     Equipment consists of the following:

                                                   December 31,
                                                       2006
                                                   ------------

     Exploration equipment                         $    14,610
     Office equipment                                    2,695
     Vehicles                                           25,850
                                                   -----------
     Total                                              43,155
     Less: accumulated depreciation                          -
                                                   -----------
     Plant and equipment , net                     $    43,155
                                                   ===========

     Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Since most of the equipment was acquired toward the end of 2006, the Company did not record depreciation expense for the period ended December 31, 2006 due to the immaterial effect on the financial statements.

6.   Related Party Transactions
     --------------------------

     Empire Minerals Corporation - In February 2007, the Company completed a triangular merger agreement between the Company, Empire Minerals Corporation, a Delaware Corporation, ("EMCD") and Xacord Sub Corporation, a wholly owned subsidiary of EMCD. The Company's Chief Financial Officer is also the President and a preferred stockholder of EMCD. See note 9.

     Saddle River Associates - The Company entered into two agreements with Saddle River Associates (SRA), a shareholder in the Company. The first transaction dated March 26, 2006 relates to a one year Advisory Agreement in which SRA will provide consulting services related to locating and evaluating financing alternatives, corporate structuring and other business issues for $15,000 per month. The agreement automatically renews annually, unless either party gives 90 days notice to terminate. The Company paid SRA $135,000 through December 31, 2006 under the terms of this agreement.

     The second agreement, an Acquisition Services Agreement, dated April 9, 2006 amended December 15, 2006 relates to additional consulting services whereby SRA will identify and introduce prospective merger entities and will assist the Company with the business aspects of the transaction. The Company paid $250,000 upon signing the agreement and a total of $400,000 during the period ended December 31, 2006. The related expense is included in the accompanying statement of operations. The Company is required to pay another $150,000 when and if SRA (1) finds a merger entity and the Company signs a merger agreement and (2) the Company obtains $1,000,000 in financing. The Company is also required to issue 500,000 warrants when and if the Company obtains at least $3,000,000 in financing and for each $1,000,000 in financing received over $3 million, the Company will issue an additional 100,000 warrants up to a total of 1,000,000 warrants. The warrants have a 5 year life, are vested upon grant and are exercisable at $0.50 per share. The agreement also requires the Company to pay SRA



See report of Independent Registered Public Accounting Firm.

                      EMPIRE MINERALS CORP. AND SUBSIDIARY
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


     $750,000 if the Company uses someone other than SRA to identify a merger partner or financing arrangement. See further description of these transactions in note 9.

7.   Shareholders' equity
     --------------------

     The Company has authorized 100,000,000 shares of $0.001 par value stock. As of December 31, 2006, the Company has 20,485,000 shares outstanding.

     Upon the formation of the Company, the founding shareholders received 6,460,000 shares of common stock for $6,460. The company received $3,400 during the period ended December 31, 2006. Therefore, the Company recorded subscriptions receivable $3,060 at December 31, 2006.

     On March 29, 2006, the Company issued management and key consultants 8,500,000 shares for services valued at $76,500 plus cash totaling $8,500, representing $0.01 per share. The Company recorded $76,500 of consulting expense in the accompanying statement of operations.

     The Company issued 5,970,000 warrants to management and key consultants. The warrants were vested upon grant, have a 3 year life, and are exercisable at $0.10 per share. The warrants were valued at $197,113 using the Black-Scholes Option Pricing Model, using a volatility rate of 62% based on the volatility of a publicly traded exploration stage company in a similar stage of development, and a risk free rate of 4.79%. The Company recognized $197,113 of compensation expense in the accompanying financial statements. As of December 31, 2006, all warrants remain outstanding.

     During the period from April through December 31, 2006, the Company sold 5,505,000 shares of common stock at a price of $0.50 per share for cash totaling $2,752,500.

8.   Income Taxes
     ------------

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2006 are as follows:

     Deferred
       Federal net operating loss              $   1,805,121
       State net operating loss                      318,551
                                               -------------
                                                   2,123,672
       Effective tax rate                                40%
                                               -------------
       Total deferred tax assets                     849,469
       Less valuation allowance                     (849,469)
                                               -------------
       Total                                   $           -
                                               =============


See report of Independent Registered Public Accounting Firm.

                      EMPIRE MINERALS CORP. AND SUBSIDIARY
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


     The reconciliation of the effective income tax rate to the federal statutory rate for the period from inception (March 1, 2006) to December 31, 2006 is as follows:

     Federal income tax rate                             34 %
     State tax, net of federal benefit                    6 %
     Increase in valuation allowance                    (40)%
                                                   ---------
      Effectivce income tax rate                          - %
                                                   =========

     The deferred tax assets result from net operating loss carry forwards. These assets will therefore reverse either upon their utilization against taxable income or upon their statutory expiration. Federal net operating loss carry-forwards of approximately $2,014,802 remain at December 31, 2006 and will expire in 2021. State net operating loss carry forwards, if unused, could expire in 2021.

     The Company's deferred tax asset as December 31, 2006 of $849,469 was fully offset by a valuation allowance, resulting in a net deferred tax asset of $0.

9.   Commitments and Agreements
     --------------------------

     a. Zhaoyuan Dongxin Gold Mining Co., Ltd. ("Zhaoyuan Dongxin"). - As discussed in Note 4, the Company entered into a joint venture titled Zhaoyuan Dongxin in 2006. At December 31, the Company was required to contribute $362,000 into the joint venture; the payment was made in January 2007.

     b. Universal Gold Corporation ("Universal") - On March 27, 2006, the Company entered into a Purchase Agreement with Universal Gold Corporation to obtain business relationships and in-process research and development for $350,000. The total amount of the agreement of $350,000 was expensed when paid and is included in research and development in the accompanying financial statements.

     c. Saddle River Associates ("SRA") - As discussed in Note 6, the Company entered into an Acquisition Services Agreement with SRA, a significant shareholder in the Company. Under the terms of the Agreement, the Company is required to pay SRA up to $550,000 for finding a qualified acquisition partner and obtaining $1,000,000 in financing from introductions made by SRA. The Company is required to issue up to 1,000,000 warrants upon the Company obtaining a total of $8,000,000 in financing. The warrants will have a 5 year life and an exercise price of $0.50 per share. Additionally, if the Company utilizes the services of a different advisor for these same services, the Company is required to pay Saddle River a penalty of $750,000. As of December 31, 2006, the Company had raised $2,752,500 from introductions made by SRA. During the period ended December 31, 2006, the Company made payments in the amount of $400,000 towards the agreement. The remaining $150,000 due will be due once the Company executes an agreement with a merger entity. See Note 6.

     d. Empire (Tianjin) Resources Co., Ltd. - In September 2006, the Company and Tianjin Institute of Geology and Mineral Resources signed a cooperative joint venture agreement to form Empire (Tianjin) Resources Co., Ltd. The purpose of the joint venture is to engage in the



See report of Independent Registered Public Accounting Firm.

                      EMPIRE MINERALS CORP. AND SUBSIDIARY
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


          exploration and development of gold and other mineral products in the People's Republic of China. The agreement calls for a $1,000,000 capital contribution for a 70% interest in the joint venture. The $500,000 contribution is required to be paid after the approval by the Chinese government and $500,000 within ten months after the issuance of the business license. The other party will contribute mining licenses and mineral data to the joint venture for the remaining 30% interest. The transfer of the licenses is required to be made within thirty days of the issuance of the business license. The business license was approved in April 2007; however, the mining licenses have not yet been transferred into the name of the joint venture nor has the $500,000 contribution been made. The term of the joint venture is 30 years beginning in April 2007, the date the business license was issued. The Company will consolidate the financial statements of the joint venture into the Company's financial statements in 2007 in accordance with SFAS no. 94.

     e. Employment Agreements - Through December 31, 2006, the Company entered into employment agreements with its Chief Executive Officer and its Vice President of Exploration. The agreements have a term of 2 years and are automatically renewed for 2 year terms unless the Company or the employee gives written notice to terminate 90 days prior to termination.

     f. Office Lease - The Company is subject to a one year lease agreement dated March 1, 2006 for office space requiring monthly payments of $800. The agreement expires February 2008 and has options for renewal, although the terms of the renewal are subject to negotiations by both parties. Rent expense for the period totaled $7,200. In March 2007, the Company leased additional space at the same location of its initial office lease. The additional space is leased on a month to month basis at a rate of $450 per month.

          Commitments are summarized as below:

          Year ending December 31,
          2007                         $   512,000
          2008                             502,500
          2009 and thereafter                 -

10.  Subsequent Events
     -----------------

     a. Subsequent to December 31, 2006, the Company sold 1,994,000 shares of common stock at a price of $0.50 per share for cash totaling $997,000.

     b. In February 2007 the Company completed a triangular merger agreement with Xacord Subs Corp ("Xacord"), a wholly owned subsidiary of Empire Minerals Corp, a Delaware Corporation ("EMCD"). The Company acquired the shares of common stock of Xacord in exchange for the same number of the Company's common stock. The Company was the surviving entity of the transaction and filed a name change to Empire Minerals Corp with the State of Nevada subsequent to the closing of the agreement. Therefore, as of February 22, 2007, the Company became Empire Minerals Corp, a Nevada Corporation and wholly owned subsidiary of EMCD. Xacord and EMCD were identified as potential acquisition partners by SRA.


See report of Independent Registered Public Accounting Firm.

                      EMPIRE MINERALS CORP. AND SUBSIDIARY
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


         The following unaudited pro forma condensed combined financial statements are presented to illustrate the estimated effects of the acquisition of Empire Minerals Corp. under the triangular reverse merger agreement which was closed on February 20, 2007. This transaction is being accounted for as a recapitalization of Empire Minerals Corp. (formerly known as Xacord) where as the Subsidiary is considered the accounting acquirer. The unaudited pro forma combined balance sheet as of December 31, 2006 assumes that the Exchange Transaction had occurred as of the beginning of the period. The information in the unaudited pro forma condensed combined financial statements does not purport to represent what our financial position or results of operations would have been had the Exchange Transaction occurred as of the dates indicated, nor is it indicative of our future financial position or results of operations.


UNAUDITED CONDENSED FINANCIAL STATEMENTS
As of and for the period ended December 31, 2006
                                                                       Pro forma
                                                                       Increase         Proforma
                                     Empire Minerals     Xacord       (Decrease)        Combined
                                     ---------------   ----------     ----------      ------------
Total assets                          $  1,077,054     $   13,978                     $  1,091,032

Total liabilities                          162,890        149,185                          312,075

Total shareholders' equity            $    914,164     $ (135,207)            -  A    $    778,957

Condensed statement of operations:
Revenue                                          -                                               -
Research and development                  (398,690)                                       (398,690)
General and administrative expense      (1,731,566)      (172,560)      172,560         (1,731,566)
Other income                                 6,584              -                            6,584
                                      ------------     ----------   -----------       ------------
Net loss                                (2,123,672)      (172,560)      172,560         (2,123,672)
                                      ============     ==========   ===========       ============
Pro forma net loss per share                                                          $      (0.10)
                                                                                      ============


    A Pro forma adjustments above include the following:
      - Common shares outstanding after the merger totaled 20,717,696
      - Eliminate retained deficit for the amount of $288,917, including $172,560 from current year
      - Add negative contributed capital totaling $135,208 representing net liabilities assumed
      - Eliminate original paid in capital totaling $153,709 from Xacord


     d. On April 2007, Empire (Tianjin) Resources Co., Ltd. received the business license from the Chinese government.

     e. In March 2007, the Company, Bellhaven Copper & Gold, Inc. ("Bellhaven") and Cuprum Resources Corp ("Cuprum) entered into an Exploration Development Agreement ("Agreement"). The agreement grants the Company an option to acquire up to 75% of the authorized and outstanding stock of Cuprum, the holder of a Mineral Concession from the Republic of Panama on a copper prospect located in the Republic of Panama. The agreement calls for the Company to pay Cuprum or Bellhaven $2,000,000 in annual installments of $500,000 each, issue Bellhaven shares of the Company's common stock as valued under an escrow agreement with a total value of $4,000,000 and expend $15,000,000 in exploration and development work on the copper prospect underlying Cuprum's Mineral Concession. The Company has made the first installment payment of $500,000 and deposited 4,000,000 shares of its common stock into escrow.


See report of Independent Registered Public Accounting Firm.


                                  EMPIRE MINERALS CORP. AND SUBSIDIARIES
                                     (FORMERLY KNOWN AS XACORD CORP.)
                                         (AN EXPLORATION COMPANY)
                                        CONSOLIDATED BALANCE SHEET

                                                                                                  MARCH 31,
                                                                                                    2007
                                                                                              -----------------
                                                                                                (Unaudited)
                                                 ASSETS
                                                 ------

CURRENT ASSETS:
      Cash and cash equivalents                                                                        464,919

EQUIPMENT:
      Equipment, net                                                                                    45,676

OTHER ASSETS:
      Long term investment                                                                           2,617,207
                                                                                              ----------------

               Total assets                                                                   $      3,127,802
                                                                                              ================

                                   LIABILITIES AND SHAREHOLDERS' EQUITY
                                   ------------------------------------
CURRENT LIABILITIES:
      Accrued liabilities                                                                     $        349,261
      Convertible Note Payable                                                                          67,699
                                                                                              ----------------

          Total current liabilities                                                                    416,960
                                                                                              ----------------

COMMITMENTS AND CONTINGENCIES                                                                                -
                                                                                              ----------------

SHAREHOLDERS' EQUITY:
      Preferred stock, Voting Series I, $0.0001 par value; 100 shares authorized;
          100 shares issued and outstanding                                                             10,000
      Common stock, $0.0001 par value; authorized 100,000,000 shares authorized
          31,736,696 issued and outstanding                                                              3,174
      Additional paid-in capital                                                                     7,424,666
      Stock subscription receivable                                                                   (212,860)
      Deficit accumulated during the development stage                                              (4,515,562)
      Accumulated other comprehensive income                                                             1,424
                                                                                              ----------------

               Total shareholders' equity                                                            2,710,842
                                                                                              ----------------

                           Total liabilities and shareholders' equity                         $      3,127,802
                                                                                              ================


The accompanying notes are an integral part of this statement.

                                 EMPIRE MINERALS CORP. AND SUBSIDIARIES
                                    (FORMERLY KNOWN AS XACORD CORP.)
                                        (AN EXPLORATION COMPANY)
                  CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
                                               (UNAUDITED)


                                                                                 For the three months ended       From inception
                                                                                          March 31,              (March 31, 2006)
                                                                                 ----------------------------      to March 31,
                                                                                     2007           2006              2007
                                                                                 -------------  -------------   -----------------
REVENUE                                                                          $          -   $          -    $              -
COST OF SALES                                                                               -              -                   -
                                                                                 ------------   ------------    ----------------

GROSS PROFIT                                                                                -             -                    -

RESEARCH AND DEVELOPMENT COSTS                                                        198,959              -             597,649
GENERAL AND  ADMINISTRATIVE EXPENSES                                                2,195,290         76,500           3,926,856
                                                                                 ------------   ------------    ----------------

LOSS FROM OPERATIONS                                                               (2,394,249)       (76,500)         (4,524,505)

OTHER INCOME                                                                            2,359              -               8,943
                                                                                 ------------   -------------   -----------------

LOSS BEFORE PROVISION FOR INCOME TAXES                                             (2,391,890)       (76,500)         (4,515,562)

PROVISION FOR INCOME TAXES                                                                  -              -                   -
                                                                                 ------------   ------------    ----------------

NET LOSS                                                                           (2,391,890)       (76,500)         (4,515,562)
                                                                                 ------------   ------------    ----------------

OTHER COMPREHENSIVE INCOME
    Foreign currency translation adjustment                                             4,075              -               1,424
                                                                                 ------------   ------------    ----------------

COMPREHENSIVE LOSS                                                               $ (2,387,815)  $    (76,500)   $     (4,514,138)
                                                                                 ============   ============    ================

LOSS PER SHARE
Basic and diluted loss per share                                                 $      (0.09)  $      (0.03)
                                                                                 ============   ============

Basic and diluted weighted average number of common shares                         25,371,240      2,646,696
                                                                                 ============   ============














The accompanying notes are an integral part of this statement.



                                     EMPIRE MINERALS CORP. AND SUBSIDIARIES (FORMERLY XACORD CORP.)
                                                 (FORMERLY KNOWN AS XACORD CORP.)
                                                      (AN EXPLORATION COMPANY)
                                                 STATEMENT OF SHAREHOLDERS' EQUITY
                                                                                                                        TOTAL
                         PREFERRED STOCK      COMMON STOCK      ADDITIONAL     STOCK         OTHER                      SHARE-
                        -----------------   -------------------  PAID-IN    SUBSCRIPTION COMPREHENSIVE   ACCUMULATED    HOLDERS'
                         SHARES   AMOUNT    SHARES      AMOUNT    CAPITAL     RECEIVABLE      LOSS         DEFICIT      EQUITY
                        --------  -------   ---------  -------- -----------  ------------ -------------  ------------  ----------
Initial
  contribution             100   $10,000      232,696  $     23  $ (145,230) $       -       $     -     $          -  $   (135,207)
Founders stock
  issued for cash,
  $0.001 per share                          6,460,000       646       5,814     (3,060)                                       3,400
Shares issued
  March 29, 2006
  for $76,500 in
  services and
  $8,500 cash, at
  $0.01 per share                           8,500,000       850      84,150                                                  85,000
Net loss                                                                                                      (76,500)      (76,500)
                           ---   -------   ----------  --------  ----------  ---------       -------     ------------    ----------
Balance, March 31,
  2006, unaudited          100   $10,000   15,192,696  $  1,519  $  (55,266) $  (3,060)      $     -     $    (76,500)   $ (123,307)
Stock sold through
  subscription
  agreements
  through
  December 2006
  at $0.50 per
  share                                     5,505,000       551   2,751,949                                               2,752,500
Stock issued
  through the
  exercise of
  warrants                                     20,000         2       1,998                                                   2,000
Stock warrants
  issued to
  employees                                                             474                                                     474
Stock warrants
  issued for
  services                                                          197,113                                                 197,113
Foreign currency
  translation
  gain                                                                                        (2,651)                        (2,651)
Net loss                                                                                                   (2,047,172)   (2,047,172)
                           ---   -------   ----------  --------  ----------  ---------       -------     ------------    ----------
Balance,
  December 31,
  2006                     100   $10,000   20,717,696  $  2,072  $2,896,268  $  (3,060)      $(2,651)    $ (2,123,672)   $  778,957

Stock issued
  through the
  exercise of
  warrants                                    450,000        45      44,955                                                  45,000
Stock issued
  through the
  exercise of
  warrants                                  1,600,000       160        (160)                                                      -
Stock issued as
  compensation
  to Chief
  Executive
  Officer                                   1,500,000       150     749,850                                                 750,000
Stock sold
  through
  subscription
  agreements
  through
  March 15,
  2007 at $0.50
  per share                                 1,994,000       199     996,801   (210,000)                                     787,000

Issuance of
  stock for
  consulting
  services                                  1,475,000       148     737,352                                                 737,500

Payment received
  for founders'
  shares                                                                       200                                              200

Shares issued
  pursuant to
  Exploration &
  Development
  Agreement                                 4,000,000       400   1,999,600                                               2,000,000

Foreign currency
  translation
  gain                                                                                         4,075                          4,075
Net loss                                                                                                   (2,391,890)   (2,391,890)
                           ---   -------   ----------  --------  ----------  ---------       -------     ------------    ----------
Balance,
  March 31, 2007
  unaudited                100   $10,000   31,736,696  $  3,174  $7,424,666  $(212,860)      $ 1,424     $ (4,515,562)   $2,710,842
                           ===   =======   ==========  ========  ==========  =========       =======     ============    ==========

The accompanying notes are an integral part of this statement.


                                   EMPIRE MINERALS CORP. AND SUBSIDIARIES
                                      (FORMERLY KNOWN AS XACORD CORP.)
                                          (AN EXPLORATION COMPANY)
                                    CONSOLIDATED STATEMENT OF CASH FLOWS
                                                (UNAUDITED)


                                                                                    For the Periods Ended         From inception
                                                                                          March 31,              (March 31, 2006)
                                                                                 ----------------------------      to March 31,
                                                                                     2007           2006              2007
                                                                                 -------------  -------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                                   $   (2,391,890)  $   (76,500)    $    (4,515,562)
     Adjustments to reconcile net loss to net cash
          used in operating activities:
              Stock options exchanged for services                                           -             -             197,587
              Common stock issued for advisory services                              1,487,500        76,500           1,568,000

     Increase in liabilties:
              Accrued liabilities                                                       11,355             -             174,245
                                                                                --------------    ----------     ---------------
                    Net cash used in operating activities                             (893,035)            -          (2,575,730)
                                                                                --------------    ----------     ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Equipment Purchases                                                                (2,098)            -             (44,403)
     Long term investment                                                             (500,000)            -            (500,000)
     Cash acquired due to reverse merger                                                     -             -              13,978
                                                                                --------------    ----------     ---------------
                    Net cash used in investing activites                              (502,098)            -            (530,425)
                                                                                --------------    ----------     ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from sale of common stock                                                787,000             -           3,547,400
     Proceeds from exercise of warrants                                                 45,000             -              47,000
     Payment for notes payables                                                        (25,000)            -             (25,000)
     Proceeds from subscription receivable                                                 200             -                 200
     Proceeds from notes payable                                                         5,000             -               5,000
                                                                                --------------    ----------     ---------------
                    Net cash from financing activities:                                812,200             -           3,574,600
                                                                                --------------    ----------     ---------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                    (25)            -              (3,526)
                                                                                --------------    ----------     ---------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                  (582,958)            -             464,919

CASH AND CASH EQUIVALENTS, beginning of the period                                   1,047,877             -                   -
                                                                                --------------    ----------     ---------------
CASH AND CASH EQUIVALENTS, end of period                                        $      464,919    $        -     $       464,919
                                                                                ==============    ==========     ===============

SUPPLEMENTAL DISCLOSURES:
     Interest paid                                                              $            -    $        -     $             -
                                                                                ===============   ===========    ================
     Income taxes paid                                                          $            - $  $        - $   $             -
                                                                                ===============   ===========    ================

     Non-cash investing and financing activities:
          Assumption of liabilities in reverse merger                           $      149,186    $        -     $       149,186
                                                                                ===============   ===========    ================








The accompanying notes are an integral part of this statement.

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2007
                                    UNAUDITED


1.   Nature of Business and Significant Accounting Policies

     a. Nature of Business - Empire Minerals Corp. ("Company") (formerly known as Xacord Corp.) was incorporated January 4, 1996 under the laws of Delaware. The Company is engaged in the exploration of precious and base metals including gold and copper. All potential properties currently under exploration are located in the People's Republic of China and Panama.

     b. Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain information and footnote disclosures normally presents in annual consolidated financial statements prepared in accordance with Generally Accepted Accounting Principles have been omitted. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2006. In the opinion of management, the unaudited interim consolidated financial statements furnished herein include all adjustments, all of which are of a normal recurring nature, necessary for a fair statement of the results for the interim period presented. Operating results for the three-month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007.

          The consolidated financial statements include the financial statements of the Company, its subsidiaries, Empire Minerals Corp. and 50% owned Zhaoyuan Dongxing Gold Mining Co., Ltd. ("Subsidiaries") (formerly known as Empire Gold Corp) . All significant inter-company transactions and balances between the Company and its subsidiary are eliminated upon consolidation. Minority interest has not been presented on the consolidated balance sheet due to the accumulated losses have exceeded the minority's shareholders equity. In accordance with APB No. 18, the minority interest has been written down to zero on the accompanying balance sheet.

     c. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures, such as the fair value of warrants and stock issued for services as well as various accruals. Accordingly, the actual results could differ from those estimates.

     d. Fair value of financial instruments - For certain of the Company's financial instruments, including cash and cash equivalents and accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

     e. Cash and Cash Equivalents - For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with an original maturity of three months or less.

     f. Concentration of credit risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company has limited experience as it is an exploration stage company but does not anticipate incurring any losses related to this credit risk. As of March 31, 2007 the Company had amounts in bank accounts in excess of FDIC insurance of $360,875.

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2007
                                    UNAUDITED

     g. Net Loss Per Share - In accordance with Statement of Financial Accounting Standard (SFAS) No. 128, Earnings Per Share, an basic earnings/loss per common share (EPS) is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. Under SFAS 128, diluted earnings/loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and dilutive. Net loss used in determining basic EPS was $2,391,890 and $76,500 for the three months ended March 31, 2007 and 2006. The weighted average number of shares of common stock used in determining basic EPS was 25,371,240 and 2,646,696 for the three months ended March 31, 2007 and 2006, respectively.

     h. Income Taxes - The Company provides for income taxes under SFAS 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities using the enacted income tax rate expected to apply to taxable income in the period in which the deferred tax liability or assets is expected to be settled or realized. SFAS 109 requires that a valuation allowance be established if necessary, to reduce the deferred tax assets to the amount that management believes is more likely than not to be realized. The provision for federal income tax differs from that computed amount by applying federal statutory rates to income before federal income tax expense mainly due to expenses that are not deductible and income that is not taxable for federal income taxes, including permanent differences such as non-deductible meals and entertainment.

     i. Stock based compensation- For stock, options and warrants issued to service providers, employees and founders, the Company follows SFAS No. 123(R), Share-Based Payment, and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which requires recording the options and warrants at the fair value of the service provided and expensing over the related service period.

     j. Recently issued accounting pronouncements - In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2006. Management has not determined the effect, if any, the adiption of this statement will have on the financial statements.

     k. Equipment - Equipment is stated at cost and is depreciated using the straight-line method over their estimated useful lives of 5 years.

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2007
                                    UNAUDITED


          Expenditures for maintenance and repairs are charged to operations as incurred. The estimated service lives of equipment and vehicles are as follows:


                                                          Depreciable life
                                                          ----------------
          Exploration equipment                                5 years
          Office equipment                                     5 years
          Vehicles                                             5 years


l. Political and economic risks - The Company entered into joint venture contracts to establish businesses in China and Panama. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in these countries.

         The Company's operations in these countries are subject to specific considerations and significant risks not typically associated with companies in the North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

     m. Impairment for long live assets - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. The Company has no impairment issues to disclose.

     n. Foreign currency translation - The reporting currency of the Company is US dollar. The Company uses their local currency RMB, as their functional currency. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate as quoted by the People's Bank of China at the end of the period, and equity is translated at historical exchange rates.

          Translation adjustments amounted to $1,424 as of March 31, 2007. Asset and liability accounts at March 31, 2007 were translated at 7.72 RMB to $1.00 USD. Equity accounts were stated at their historical rate. The average translation rates applied to income statements accounts and cash flows for the period ended March 31, 2007 and 2006 were

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2007
                                    UNAUDITED


          7.75RMB and 8.06RMB, respectively. Because cash flows are also translated at average translation rates for the period, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. In accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," cash flows from the Company's operations is calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

          Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

2.   Going Concern
     -------------

     The Company has had no revenues or cash flows from operations. This is because the Company is an exploration stage company. The Subsidiary is in the process of finding mineral properties for exploration. The Company has insufficient sources of cash flows raising substantial doubt about its ability to continue as a going concern. In response to these conditions, management is continuing to look for financing from various sources, although there are no guarantees that they will be successful in their endeavors. In addition, the Subsidiary is in the process of finding more companies in China and Panama to form joint ventures agreements with in order to begin mining operations. No adjustment has been made to the accompanying financial statements as a result of this uncertainty.

3.   Company History
     ---------------

     a. Objectsoft Corp. - As discussed in Note 1, the Company was formed in 1996 as Objectsoft Corp. The Company's initial operations, by way of an acquisition, involved the provision and management of internet-connected, advertising-interactive retail kiosks. The kiosks offered information entrainment and the ability to execute financial transactions via a touch screen.

          In July 2001, the Company terminated their operations and filed a voluntary petition for relief under Chapter 7, Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court District of New Jersey ("Bankruptcy Court"). Under the terms of the filing, the Company surrendered all of its assets in return for extinguishment of all of its outstanding unsecured obligations. The Company realized a net loss in the proceedings in the amount of $2,742,750. In October 2004, the Bankruptcy Court issued an order approving the private sale by the Trustee of the Company's authorized but un-issued common and preferred stock ("assets") in the Company. The assets were purchased by Securities Acquisition New York, LLC ("SANY") for $30,000 in the form of a Bill of Sale, Assignment and Assumption Agreement executed by and between SANY and the Trustee. As a result of the order, the Company was relieved of all its liabilities with exception to a Promissory Note dated February 14, 2001 in the amount of $100,000 (see
          Note 7). In addition, the capital structure of the Company was reorganized.

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2007
                                    UNAUDITED


     b. Nanergy, Inc. - In September 2005, the Company, Objecsoft Sub, a wholly owned subsidiary of the Company and Nanmergco, Inc., a New Jersey Corporation, completed a reverse triangular merger. The Company changed its name to Nanergy, Inc. to reflect its new focus on Nanotechnology. As part of the merger, the Company acquired the licenses, patents and rights to develop the photovoltaic processes in exchange for 39,781,769 shares of the Company's common stock and agreed to a provisional issuance of an additional 84,849,239 shares of common stock upon certain goals being achieved. The shares would be held in trust and released from escrow when such goals were achieved. In addition, the Company agreed to issue an option to purchase 4,000,000 shares of the Company's common stock to the former president of the acquired entity and to reserve 10,000,000 additional options of the Company's common stock for future incentives to be issued at the discretion of Management. In May 2006, the Company abandoned the efforts to develop the Nanotechnology and entered into a Separation Agreement in which the Company transferred the assets purchased to a wholly owned subsidiary. The shares of the subsidiary were then transferred to certain individuals in exchange for the waiver of the amounts due and owing to said individuals.

     c. Xacord Corp. - In June 2006, the Company changed its name to Xacord Corp. to reflect its projected role as the parent company of Metacord, Ltd., a Delaware Corporation with a wholly owned subsidiary formed under the laws of Israel engaged in the business of developing software for the wireless industry. The Company was unsuccessful in the pursuit of the acquisition of Metacord, Ltd. and continued to pursue other acquisition opportunities.

4.   Exploration Stage Company
     -------------------------

     As discussed in Note 1, the Company was formed in 1996. The Company is currently in an exploration stage, which is characterized by significant expenditures for the examination and development of exploration opportunities by the Subsidiaries. The Subsidiaries' focus for the foreseeable future will continue to be on securing joint venture agreements within the People's Republic of China and Panama to begin conducting mining operations.

5.   Equipment
     ---------

     Equipment consists of the following:

                                                     March 31, 2007
                                                     --------------

     Exploration equipment                           $      17,130
     Office equipment                                        2,696
     Vehicles                                               25,850
                                                     -------------
     Total                                                  45,676
     Less: accumulated depreciation                              -
                                                     -------------
     Equipment, net                                  $      45,676
                                                     =============

     Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Since most of the equipment was acquired toward the end of

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2007
                                    UNAUDITED


     2006, the Company did not record depreciation expense for the three months ended March 31, 2007 due to the immaterial effect on the financial statements.

6.   Long term investment
     --------------------

     In March 2007, the Company, Bellhaven Copper & Gold, Inc. ("Bellhaven") and Cuprum Resources Corp ("Cuprum) entered into an Exploration Development Agreement ("Agreement"). The Agreement grants the Company an option to acquire up to 75% of the authorized and outstanding stock of Cuprum, the holder of a Mineral Concession from the Republic of Panama on a copper prospect located in the Republic of Panama. The Agreement calls for the Company to pay Cuprum or Bellhaven $2,000,000 in annual installments of $500,000 each beginning in March 2007, issue Bellhaven shares of the Company's common stock as valued under an escrow agreement with a total value of $4,000,000 and expend $15,000,000 in exploration and development work on the copper prospect underlying Cuprum's Mineral Concession. At March 31, 2007, the Company had made the first installment payment of $500,000, expensed $117,207 in exploration and development work, issued 1,333,334 share of common stock to Bellhaven and deposited 2,666,666 shares of its common stock into escrow. Accordingly, the company recorded $2,617,207 as Investments in the accompanying balance sheet. Subsequent to March 31, 2007, the company expensed an additional $73,631 in exploration and development work.

     Zhaoyuan Dongxing Gold Minerals Co., Ltd. ("Dongxing") - The Subsidiary has entered into a joint venture agreement with Dongxing to conduct gold mining activities in the People's Republic of China. The agreement calls for a total capital contribution of $500,000 from the Company. Dongxing will contribute various mining licenses and other assets such as instruments and equipment. The Company will receive a 50% equity stake in the joint venture in exchange for its $500,000 contribution. Dongxing will receive the remaining 50% stake in the joint venture in exchange for its contribution of mining licenses and other assets. The amount is due and payable when Dongxing has acquired the required business license approvals in the People's Republic of China. On December 20, 2006, the joint venture company, Zhaoyuan Dongxin Gold Mining Co., Ltd. ("Zhaoyuan Dongxin") was approved by the Chinese government and the business license was granted on December 21, 2006. As of March 31, 2007, the Company had contributed the full $500,000 capital contribution as per the joint venture agreement. The Company has consolidated the financial statements of the Joint Venture into its financial statements as the Company exercise control over the Joint Venture by its 50% ownership, the Subsidiary has the right to appoint three of the five board of director members and has control over the selection of key management personnel.

7.   Convertible Note Payable
     ------------------------

     In February 2001, the Company executed a Promissory Note ("Note") in the amount of $100,000 to Jay N. Goldberg ("Holder"). The Note accrues 12% interest per annum and in the event of a default begins to accrue interest at 20% annum. The payment of principal of the Note plus all accrued and unpaid interest is payable in cash or at the option of the Holder, is convertible into shares of common stock of the Company ("conversion") on the Maturity Date. The original Maturity Date of the Note is March 16, 2001. The Note also called for the issuance of a warrant to purchase 50,000

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2007
                                    UNAUDITED


     shares of the Company's common stock at $0.25 for a term of 5 years. In May 2001, the Company and the Holder executed an Allonge and Amendment to Promissory Note, amending the Maturity Date to December 31, 2001. In November 2004, the Holder executed an "Assignment and Endorsement of Note" and assigned to SANY all of the Holder's right, title and interest in and to the Note. From October 2004 to June 2006, the SANY converted $32,300 of principal to 323,000,000 pre-split shares of common stock. On October 26, 2006, SANY executed an "Agreement of Assignment of Note" and assigned all of the Holder's right, title and interest in and to the Note to West Greenwood Foundation ("WGF"). On the date of assignment, the principal balance was $67,700 and the amount of accrued interest was $28,170. For the period ending March 31, 2007, the company recorded interest expense in the amount of $3,385 in accompanying statement of operations. At March 31, 2007, the principal balance remaining on the Note was $67,700 and accrued interest was $38,371. On April 1, 2007, WGF converted the remaining balance of $67,700 and accrued interest of $38,409 to 7,925,000 shares, representing approximately $0.013 per share, and the Note was canceled.

8.   Related Party Transactions
     --------------------------

     a. Saddle River Associates - The Subsidiary entered into two agreements with Saddle River Associates (SRA), a shareholder in the Company. The first transaction dated March 26, 2006 relates to a one year Advisory Agreement in which SRA will provide consulting services related to locating and evaluating financing alternatives, corporate structuring and other business issues for $15,000 per month. The agreement automatically renews annually, unless either party gives 90 days notice to terminate. The Subsidiary paid SRA $180,000 through March 31, 2007 under the terms of this agreement.

          The second agreement, an Acquisition Services Agreement, dated April 9, 2006 amended December 15, 2006 and June 1, 2007 relates to additional consulting services whereby SRA will identify and introduce prospective merger entities and will assist the Subsidiary with the business aspects of the transaction. The Subsidiary paid $250,000 upon signing the agreement and a total of $550,000 which represents payment in full for the services as per the agreement. The related expense is included in the accompanying statement of operations. The Company is also required to issue 500,000 warrants when and if the Company obtains at least $3,000,000 in financing ("initial warrants") and for each $1,000,000 in financing received over $3 million, the Company will issue an additional 100,000 warrants up to a total of 1,000,000 warrants ("additional warrants"). The warrants have a 5 year life, are vested upon grant and are exercisable at $0.50 per share. In the amendment executed on June 1, 2007 ("Amendment 2"), the Company and SRA agreed to cancel the initial warrants. The additional warrants can still be earned and will be issued pursuant to the original terms of the agreement. See further description of these transactions in note 8.

          Additionally, the Company entered into a third agreement with SRA for consulting services related to potential merger entities for $5,000 a month on a month to month basis, beginning in October 2006 through February 21, 2007. The accompanying consolidated balance sheet includes accrued consulting totaling $23,750.

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2007
                                    UNAUDITED


     b. Chief Financial Officer - The Company's Chief Financial Officer provided consulting services to the Company prior to the merger to assist in merger preparations at $5,000 per month on a month to month basis beginning in November 2006 through February 21, 2007. The accompanying consolidated balance sheet includes accrued consulting totaling $18,750.

9.   Shareholders' equity
     --------------------

     The aggregate number of shares of stock which the Company shall have the authority to issue is 705,000,000 divided into 2 classes; 700,000,000 shares of which shall be designated as Common Stock, $0.0001 par value per share, and 5,000,000 shares of which shall be designated as Preferred Stock, with $0.0001 par value per share. As of March 31, 2007, the Company has 31,736,696 and 100 shares of Common Stock and Preferred Stock Series I outstanding, respectively.

     a. During the period from November 2004 to June 2005, the Company issued 274,976,667 shares of Common Stock as a form of payment of principal in the amount of $27,498 towards a Promissory Note ("Note") held by SANY. The shares of Common Stock were issued to various individuals and entities designated by SANY. The Note, dated February 14, 2001, made by the Company was originally issued and held by Jay N. Goldberg ("Goldberg"). On November 16, 2004, Goldberg executed an "Assignment and Endorsement of Note" and assigned to SANY all of Goldberg's right, title and interest in and to the Note. See note 7.

     b. Effective June 17, 2005, the Company amended the Articles of Incorporation as follows: Each one-hundred (100) shares of Common Stock then issued was automatically combined into one share of Common Stock of the Company ("100-1 reverse split"). No fractional shares or scrip representing fractions of a share were issued, but in lieu thereof, each fraction of a share that any stockholder would otherwise be entitled to receive was rounded up to the nearest whole share. As a result of the 100 to 1 reverse split, the issued number of shares of Common Stock was reduced by 289,242,083, from 292,163,720 shares of Common Stock issued prior to the 100-1 reverse split to 2,921,637 shares of Common Stock issued subsequent to the 100-1 reverse split. The rounding of fractional shares to the nearest whole share resulted in an additional 73 shares being issued to stockholders who would have been entitled to receive a fraction of a share. The total number of shares of Common Stock issued after the issuance of the rounding of fractional shares was 2, 921,710.

     c. During the period from June 2005 to June 2006, the Company issued 50,325,000 shares of Common Stock as a form of payment of principal in the amount of $5,033 towards a Promissory Note ("Note") held by SANY. The shares of Common Stock were issued to various individuals and entities designated by SANY. The Note, dated February 14, 2001, made by the Company was originally issued and held by Jay N. Goldberg ("Goldberg"). On November 16, 2004, Goldberg executed an "Assignment and Endorsement of Note" and assigned to SANY all of Goldberg's right, title and interest in and to the Note. See note 7.

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2007
                                    UNAUDITED


     d. In August 2005, the Company sold 100 shares of Series I Preferred Stock to the President of the Company at a price of $1.00 per share for cash totaling $100.

     e. In September 2005, the Company completed a reverse triangular merger agreement by and between the Company, Objecsoft Sub, a wholly owned subsidiary of the Company and Nanmergco, Inc., a New Jersey Corporation. As part of the merger, the Company issued 39,781,769 shares of the Company's Common Stock in exchange for certain assets including licenses, patents and rights to develop the photovoltaic processes ("Nanotechnology"). See note 3.

     f. Effective August 11, 2006, the Company amended the Articles of Incorporation as follows: Each twenty (20) shares of Common Stock then issued was automatically combined into one share of Common Stock of the Company ("20-1 reverse split"). No fractional shares or scrip representing fractions of a share were issued, but in lieu thereof, each fraction of a share that any stockholder would otherwise be entitled to receive was rounded up to the nearest whole share. As a result of the 20 to 1 reverse split, the issued number of shares of Common Stock was reduced by 88,377,055, from 93,028,479 shares of Common Stock issued prior to the 20-1 reverse split to 4,651,424 shares of Common Stock issued subsequent to the 20-1 reverse split. The rounding of fractional shares to the nearest whole share resulted in an additional 661 shares being issued to stockholders who would have been entitled to receive a fraction of a share. The total number of shares of Common Stock issued after the issuance of the rounding of fractional shares was 4,652,085.

     g. Effective January 22, 2007, the Company amended the Articles of Incorporation as follows: Each twenty (20) shares of Common Stock then issued was automatically combined into one share of Common Stock of the Company ("20-1 reverse split"). No fractional shares or scrip representing fractions of a share were issued, but in lieu thereof, each fraction of a share that any stockholder would otherwise be entitled to receive was rounded up to the nearest whole share. As a result of the 20 to 1 reverse split, the issued number of shares of Common Stock was reduced by 4,419,481, from 4,652,085 shares of Common Stock issued prior to the 20-1 reverse split to 232,604 shares of Common Stock issued subsequent to the 20-1 reverse split. The rounding of fractional shares to the nearest whole share resulted in an additional 248 shares being issued to stockholders who would have been entitled to receive a fraction of a share. The total number of shares of Common Stock issued after the issuance of the rounding of fractional shares was 232,852.

     h. On February 20, 2007, the Company and its Subsidiary completed a triangular merger agreement in which the Company acquired all of the outstanding shares of common stock of the Subsidiary in exchange for shares of common stock of the Company. The outstanding shares of the common stock of the Subsidiary as of the Effective Time of the merger were converted into shares of the common stock of the Company on a share for share basis with a total of 26,504,000 shares of the Company's stock issued in this conversion. Prior to the completion of the merger the Subsidiary had entered into several agreements which accounted for the shares of common stock outstanding:

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2007
                                    UNAUDITED


          (1) Upon the formation of the Subsidiary, the founding shareholders received 6,460,000 shares of common stock for $6,460. As of March 31, 2007, the Company received $3,600. Therefore, the Company recorded subscription receivable for the amount of $2,860 at March 31, 2007.

          (2) On March 29, 2006, the Subsidiary issued management and key consultants 8,500,000 shares for services valued at $76,500 and cash $8,500, totaling $0.01 per share. As of March 31, 2007, the Subsidiary received $8,500 in cash for payment. The Subsidiary recorded $76,500 of consulting expense during the year ended December 31, 2006. Additionally, the Subsidiary issued eight warrants to purchase up to a total of 5,970,000 to management and key consultants. The warrants were vested upon grant, have a 3 year life, and are exercisable at $0.10 per share. Three warrants with the option to purchase up to a total of 3,500,000 shares of common stock issued to management contained a cashless exercise provision. The eight warrants were valued at $197,113 using the Black-Scholes Option Pricing Model, using a volatility rate of 62% based on the volatility of a publicly traded exploration stage company in a similar stage of development, and a risk free rate of 4.79%. The Subsidiary recognized $197,113 of compensation expense during the year ending December 31, 2006. At March 31, 2007, four warrants with options to purchase a total of 470,000 were exercised for cash. The Subsidiary received $47,000 in cash for the exercise of the 4 warrants. Two warrants with options to purchase a total of up to 2,000,000 were exercised utilizing the cashless exercise provision. A total of 1,600,000 shares of common stock were issued to management in the transaction. At March 31, 2007, two warrants to purchase a total of up to 3,500,000 shares of common stock remain outstanding. On June 1, 2007 the warrants were canceled pursuant to an Agreement for Cancellation of Warrants entered into by and between the parties.

          (3) During the period from April through February 19, 2007, the Subsidiary sold 7,499,000 shares of common stock at a price of $0.50 per share for cash totaling $3,749,500. At March 31, 2007, the Subsidiary received $3,539,500 in cash and recorded a subscription receivable of $210,000. Subsequent to March 31, 2007, the Subsidiary received $210,000 in cash as payment for the subscriptions receivable.

          (4) During the period from January 2007 to February 2007, the Subsidiary issued 475,000 shares of its common stock to various individuals and entities in exchange for consulting services to the Subsidiary. The company recorded consulting expenses in the amount of $237,500 in the accompanying statement of operations.

          (5) On February 19, 2007, the Subsidiary issued to its President and Chief Executive Officer, 1,500,000 shares of common stock as a bonus for his services to the Subsidiary and as incentive compensation for future services. The Company recorded consulting expenses in the amount of $750,000 in the accompanying statement of operations.

     i. On March 1, 2007, the Company issued 1,000,000 shares of its common stock to Silver Global, SA, a Panamanian corporation ("Silver") pursuant to an agreement between the parties. The agreement provides

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2007
                                    UNAUDITED


          that Silver will perform consulting services for the Company related to the identification, location, definition of mineral business opportunities in Panama and introductions to persons or entities holding potential acquisition properties involving Panama Mineral Concessions and related services. The Company recorded $500,000 in consulting fees in the accompanying statement of operations.

     j. On March 9, 2007, the Company issued 4,000,000 shares of Common Stock to Bellhaven Gold & Copper, Inc. ("Bellhaven") as part of an Exploration Development Agreement entered into by and between the Company, Bellhaven and its wholly owned subsidiary, Cuprum Resources Corp ("Cuprum") ("agreement"). The agreement grants the Company an option to acquire up to 75% of the authorized and outstanding stock of Cuprum, the holder of a Mineral Concession from the Republic of Panama on a copper prospect located in the Republic of Panama. The agreement calls for the Company to pay Cuprum or Bellhaven $2,000,000 in annual installments of $500,000 each, issue Bellhaven shares of the Company's common stock as valued under an escrow agreement with a total value of $4,000,000 and expend $15,000,000 in exploration and development work on the copper prospect underlying Cuprum's Mineral Concession. As per the agreement , the Company has delivered a certificate in the amount of 1,333,334 shares of common stock to Bellhaven and deposited 2,666,666 shares of its common stock into escrow. The Company has recorded an investment of $2,000,000 on the accompanying balance sheet.

k. On May 4, 2007, the Company completed a Private Placement to sell 4,000,000 shares of Common Stock at a price of $0.50 per share for cash totaling $2,000,000. The transaction was completed in the form of a Restricted Equity Purchase Agreement and called for the Company to deposit the Stock Certificate representing the sold shares with a Custodial Bank selected by the purchaser. The closing date of the transaction was scheduled for 30 days from the date of the deposit of the Stock Certificate with the Custodial Bank. The agreement has since been amended to extend the closing date to 30 days later than originally scheduled. Proceeds from the sale of the shares of Common Stock are due to the Company on the closing date.

10.  Income Taxes
     ------------

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at March 31, 2007 are as follows:

     Deferred
        Federal net operating loss                $   274,557

        State net operating loss                       48,451
                                                  ------------
        Total net operating loss
                                                      323,008
        Effective income tax rate                          40%
                                                   -----------
        Total deferred tax assets
                                                      129,203
        Less valuation allowance                     (129,203)
                                                  ------------
        Total
                                                            -
                                                  ============

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2007
                                    UNAUDITED


     The reconciliation of the effective income tax rate to the federal statutory rate for the period from January 1, 2007 to March 31, 2007 is as follows:

     Federal income tax rate                               34%

     State tax, net of federal benefit                      6%

     Increase in valuation allowance                      (40)%
                                                   ------------

     Effectivce income tax rate                             - %
                                                   ============

     The deferred tax assets result from net operating loss carry-forwards. These assets will therefore reverse either upon their utilization against taxable income or upon their statutory expiration. Federal net operating loss carry-forwards of approximately $274,557 remain at March 31, 2007 and will expire in 2022. State net operating loss carry-forwards of approximately $48,481, if unused, will expire in 2022.

     The Company's deferred tax asset as March 31, 2007 of $129,203 was fully offset by a valuation allowance, resulting in a net deferred tax asset of $0.

11. Commitments - The Company and its Subsidiary entered into various agreements during the period beginning March 2006 (Subsidiary's inception date) and ending March 31, 2007. These include:

     a. Saddle River Associates ("SRA") - As discussed in Note 5, the Company entered into an Acquisition Services Agreement with SRA, a significant shareholder in the Company. Under the terms of the original Agreement, the Company was to pay SRA $400,000 for finding a qualified acquisition partner and obtaining $1,000,000 in financing from introductions made by SRA. Subsequent to the introduction of the Xacord shell company to the Company, the agreement was amended to $550,000 for the services. The Company paid $550,000 to SRA. The Company is required to issue up to 500,000 warrants upon the Company obtaining a total of $8,000,000 in financing. The warrants will have a 5 year life and an exercise price of $0.50 per share. Additionally, if the Company utilizes the services of a different advisor for these same services, the Company is required to pay Saddle River a penalty of $750,000. As of March 31, 2007, the Company had raised $3,539,500 from introductions made by SRA.

     b. Empire (Tianjin) Resources Co., Ltd. - In September 2006, the Company and Tianjin Institute of Geology and Mineral Resources signed a cooperative joint venture agreement to form Empire (Tianjin) Resources Co., Ltd. The purpose of the joint venture is to engage in the exploration and development of gold and other mineral products in the People's Republic of China. The agreement calls for a $1,000,000 capital contribution for a 70% interest in the joint venture. The $500,000 contribution is required to be paid after the approval by the Chinese government and $500,000 within ten months after the issuance of the business license. The other party will contribute mining licenses and mineral data to the joint venture for the remaining 30% interest. The transfer of the licenses is required to be made within thirty days of the issuance of the business license. The business license was approved in April 2007; however, the mining licenses have not yet been transferred into the name of the joint venture nor has the $500,000 contribution been made. The term of the joint venture is

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2007
                                    UNAUDITED


          30 years beginning in April 2007, the date the business license was issued. The Company will consolidate the financial statements of the joint venture into the Company's financial statements in 2007 in accordance with SFAS no. 94.

     c. Employment Agreements - During the period ended December 31, 2006, the Company entered into employment agreements with its Chief Executive Officer and its Vice President of Exploration. The agreements have a term of 2 years and are automatically renewed for 2 year terms unless the Company or the employee gives written notice to terminate 90 days prior to termination.

     d. Office Lease - The Company is subject to a one year lease agreement dated March 1, 2006 for office space requiring monthly payments of $800. The agreement expires February 2008 and has options for renewal, although the terms of the renewal are subject to negotiations by both parties. Rent expense for the year total $7,200. In March 2007, the Company leased additional space at the same location of its initial office lease. The additional space is leased on a month to month basis at a rate of $450 per month.

     e. Cuprum Resources Corp. - In March 2007, the Company, Bellhaven Copper & Gold, Inc. ("Bellhaven") and Cuprum Resources Corp ("Cuprum) entered into an Exploration Development Agreement ("agreement"). The agreement granted the Company an option to acquire up to 75% of the authorized and outstanding stock of Cuprum, the holder of a Mineral Concession from the Republic of Panama on a copper prospect located in the Republic of Panama. The agreement calls for the Company to pay Cuprum or Bellhaven $2,000,000 in annual installments of $500,000 each beginning in March 2007, issue Bellhaven shares of the Company's common stock as valued under an escrow agreement with a total value of $4,000,000 and expend $15,000,000 in exploration and development work on the copper prospect underlying Cuprum's Mineral Concession. Through March 31, 2007, the Company had made the first installment payment of $500,000, expended $117,207 in exploration and development work, issued 1,333,334 share of common stock to Bellhaven and deposited 2,666,666 shares of common stock into escrow. Accordingly, the company recorded $4,617,207 as Investments in the accompanying balance sheet. Subsequent to March 31, 2007, the company expended an additional $73,631 in exploration and development work.

          Commitments are summarized as below:

          Period ending March 31,
          2008                          $  1,015,000
          2009                               500,000
          2010                               500,000

          2011 and thereafter                      -

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2007
                                    UNAUDITED


12.  Subsequent Events -
     -----------------

     a. On April 1, 2007, West Greenwood Foundation ("WGF") converted the remaining balance of $67,700 and accrued interest of $38,409 of the Promissory Note executed on February 14, 2001 to 7,925,000 shares of the Company's common stock and the Note was canceled.

     b. On April 2007, Empire (Tianjin) Resources Co., Ltd. received the business license from the Chinese government.

     c. On May 4, 2007, the Company completed a Private Placement to sell 4,000,000 shares of Common Stock at a price of $0.50 per share for cash totaling $2,000,000. The transaction was completed in the form of a Restricted Equity Purchase Agreement and called for the Company to deposit the Stock Certificate representing the sold shares with a Custodial Bank selected by the purchaser. The closing date of the transaction was scheduled for 30 days from the date of the deposit of the Stock Certificate with the Custodial Bank. The agreement has since been amended to extend the closing date to 30 days later than originally scheduled. Proceeds from the sale of the shares of Common Stock are due to the Company on the closing date.

     d. On June 18, 2007, Company and the Preferred Stockholder of the Company entered into an agreement in which the Company purchased 100 shares of the Series I Preferred Stock from the Preferred Stockholder. The Company purchased the shares for $10,000 and canceled the shares.

PART III

Item 1.   Index to Exhibits.
------    -----------------

Exhibit No.   Description of Exhibits
-----------   -----------------------

3.1 Amended and Restated Certificate of Incorporation with Amendments through May 31, 2007

3.2           Company's Bylaws

10.1 Merger Agreement by and among Empire Minerals Corp., a Delaware corporation, Xacord Acquisitions Sub Corp., a Nevada corporation and Empire Gold Corp., a Nevada corporation dated February 20, 2007

10.2 Joint Venture Contract by and between Diying (Tianjin) Mining Science and Technology Development Co., Ltd., organized under the laws of the Peoples Republic of China and Empire Gold Corp., a Nevada corporation dated November 21, 2006.

10.3 Cooperation Company Contract between Dongxing Gold Minerals Co., Ltd., organized under the laws of the People's Republic of China and Empire Gold Corp., a Nevada corporation dated March 31, 2006.

10.4 Exploration and Development Agreement between and among Cuprum Resources Corp., a Panamanian corporation, Bellhaven Copper & Gold, Inc., a British Columbia corporation and Empire Minerals Corp., a Delaware corporation dated March 6, 2007

10.5          Restricted Equity Purchase Agreement

10.6          Stock Repurchase Agreement

31.1          Officers Certifications under Section 302 of the Sarbanes-Oxley
              Act of 2002

31.2          Officers Certifications under Section 302 of the Sarbanes-Oxley
              Act of 2002

32.1 Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Empire Minerals Corp.


Date:    June 21, 2007               By: /s/ Pinchas Althaus
                                         -------------------------------------
                                         Pinchas Althaus
                                         President and Chief Executive Officer


Date:    June 21, 2007               By: /s/ Diego Roca
                                         -------------------------------------
                                         Diego Roca
                                         Executive Vice President and
                                         Chief Financial Officer